SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


                                                    FORM 10-SB

                                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                              SMALL BUSINESS ISSUERS

                                          Under Section 12(b) or 12(g) of
                                        The Securities Exchange Act of 1934



                                              JRECK SUBS GROUP, INC.
                                   Name of Small Business Issuer in its charter)

          Colorado                                                 84-1317674
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


24685 New York State Route 37, Watertown, New York                     13601
(Address of principal executive offices)                             (Zip Code)


                                                  (315) 782-0760
                                            (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

     Title of each class                       Name of Each Exchange on which
     to be so registered                         each class is to be registered

            None                                                       None


Securities to be registered pursuant to section 12(g) of the Act:

                                            Common Stock, no par value
                                                 (Title of Class)

                                                      PART I

Item 1.  Description of Business

Background

         In the summer of 1969 five school teachers from the Carthage, New York Central School System - named Jerry, Richard, Ellis, Charles and Keith - JRECK - commenced a business of preparing and serving submarine style sandwiches from an old school bus just outside of the main gate of Camp Drum. The business was incorporated in 1974 in the State of New York under the name JRECK Subs, Inc.

         In May, 1996 the Company concluded a reverse acquisition wherein all of its capital stock was acquired by Circa Media, Inc., a Colorado corporation formerly engaged in reproducing archival, public domain art and photographs in digital form. Circa Media, Inc. was incorporated on July 19, 1995, and changed its name to JRECK Subs Group, Inc. ("Company") on May 7, 1996. The former common shareholders of JRECK Subs, Inc. received 5,000,000 shares of Common Stock of the Company in the acquisition, or 56% of the outstanding shares, and the former Series A and Series B Preferred Stocholders of Jreck Subs, Inc. received 700,000 shares of Series A Preferred Stock and 350,000 shares of Series B Preferred Stock of the Company, respectively.

         The Company consists of JRECK Subs Group, Inc. and its wholly-owned subsidiaries including JRECK
Subs, Inc., a New York corporation, Leovera, Inc. ("Leovera"), a Florida corporation, Admiral Subs of Washington,
Inc. ("ASWI"), a Washington corporation, Little King, Inc. ("Little King"), a Delaware corporation, Pastry Products
Producers, LLC, a New York limited liability company ("Pastry Products"), and
 Admiral's Fleet, Inc. ("AFI"), a
Washington corporation and AFI's wholly-owned subsidiaries, Richey Enterprises,
 Inc., a Washington corporation,
and Quality Franchise Systems, Inc., a Delaware corporation.

Company Operations

         The Company is a multiple-concept franchisor. The Company began with the JRECK Subs franchise which currently has 51 restaurants. JRECK Subs offers a menu of high quality, fresh submarine sandwiches, soups and hot and cold side order items as well as a full line of bagel offerings in selected franchise locations based on the Lox, Stock & Bagel menu which certain proprietary rights were acquired by the Company in 1990.

         During 1997, the Company commenced a growth strategy through strategic alliances and acquisitions which included the following:

C        Hymie's Bagels, a 8 unit chain of company owned bagel shops in Tampa,
 Florida along with a bakery;

C        Seawest Subs, a 54 unit submarine sandwich chain primarily located in
Seattle, Washington;

C        Little King, a 51 unit submarine sandwich chain primarily located in
 Nebraska;

C        Georgio's, a 6 unit submarine sandwich chain primarily located in
 Seattle, Washington;

C        Mountain Mike's Pizza, a 75-unit pizza chain primarily located in northern and central California; and

C The completed acquisition of a 100% interest in Pastry Products Producers, LLC which supplies the JRECK Subs restaurants with all of their bakery products.

JRECK Subs Menu and Stores

         The Company's JRECK Subs franchises offer a menu of different submarine sandwiches, as well as a full line of bagel offerings and additional breakfast items in selected franchise locations based on the Lox, Stock & Bagel menu.
JRECK Subs' emphasis in the submarine sandwich business is to offer a wider selection of menu items and higher quality ingredients (such as rib-eye steak) cooked on the premises. The food preparation area is open to customer view to engage customer interest and to showcase freshness and cleanliness. The food preparation process is designed to deliver a completed food order within 60 seconds. Sandwich menu prices range from $2.50 to $5.00.

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In addition,  JRECK Subs offers a selection of soft  drinks,  on-premises  baked cookies and deep fried items such as french fries, mushrooms, and cheese sticks.

         As of September 30, 1997 there were 51 JRECK Subs franchisees, all of which are located in New York State. Each location is designed as a "dine in" location, although a number of franchises have drive up windows as well. Located in strip shopping centers, shopping malls, and free standing buildings, restaurants generally range from 1,000 to 2,000 square feet in size with 1,400 to 1,500 square feet being typical. The typical JRECK Subs store is decorated with wood, brass tables and chairs, and brass lamps with green shades to impart a friendly and cozy atmosphere. The green and white color scheme of the JRECK "Admiral" signage is carried throughout the interior.

         As is typical in sandwich shops, a majority of store sales occur during lunch and the remainder during the dinner hours. Dine in and take out (including delivery) typically comprise 60% and 40% of sales, respectively.
Individual franchisees can elect to offer catering services or home delivery.

         Each franchisee leases or owns store facilities. Neither the Company nor any of its affiliates leases store premises to franchisors.

Franchise Program

         As of September 30, 1997 the Company had approximately 250 restaurants of which 230 are franchised locations. The Company obtains prospective franchisees, from its current and former employees, from referrals from existing franchisees and from franchise shows.

         With respect to its JRECK Subs store, the Company assists franchisees with selecting suitable locations by the use of demographic and traffic pattern analysis, an analysis of the proximity of business and community resources, and competition; advises on the negotiation of lease terms and store design; assists with sourcing of food product supply; and purchase of furniture and fixtures. The Company's experience is that smaller towns with populations under 10,000 are prime locations for its franchisees due to the lack of competition from larger fast food chains and the high quality of its products. Franchisees are required to purchase all their baked goods from the Company, such as submarine sandwich rolls. Bakery products are supplied by the Company's bakeries in Watertown, New York and Tampa, Florida to franchises in those states.

         The current franchise fee for a JRECK Subs restaurant is $10,000, plus a continuing franchise royalty equal to 6% of revenues. A JRECK Subs restaurant typically requires an additional $35,000 to $50,000 in equipment, furniture, fixtures, advertising, inventory and other pre-opening costs.

         The Company's future growth will be focused on increasing the number of
franchised   Restaurants,   through   both   traditional   and   non-traditional
Restaurants.

         The primary criteria considered by the Company in the review and approval of franchisees are prior experience in operating restaurants or other comparable business experience, and capital available for investment.

         The Company maintains a staff of operations personnel to train and assist franchisees in opening new Restaurants and to monitor the operations of existing Restaurants. These services are provided as part of the Company's franchise program. New franchisees are required to complete a two-week training program which consists of formal classroom training and in--restaurant training, including human resources, accounting, purchasing and labor and food handling laws. Upon the opening of a new franchised Restaurant, Company representatives are typically sent to the Restaurant to assist the franchisee during the opening period. These Company representatives work in the Restaurant to monitor compliance with the Company's standards and provide additional on-site training of the franchisee's restaurant personnel.

         The Company also provides development and construction support service to its franchisees. Plans and specifications for the restaurants must be approved by the Company before improvements begin. The Company's

                                                         3

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personnel   typically  visit  the  facility  during  construction  of  leasehold improvements to meet with the franchisee's site contractor and to verify that construction standards are met.

         To maintain uniformly high standards of appearance, service, food and beverage quality, the Company has adopted policies and implemented a monitoring program. Franchisees are required to adhere to the Company's specifications and standards in connection with the selection and purchase of products used in the operation of the Restaurant. Detailed specifications are provided for the products used, and franchisees must request the Company's approval for any deviations. Except for submarine sandwich rolls, and other baked goods, the Company does not generally sell equipment, supplies or products to its franchisees. The various franchise agreements require franchisees to operate their restaurants in accordance with the Company's requirements. Ongoing advice and assistance is provided to franchisees in connection with the operation and management of each restaurant.

Suppliers

         In October 1997, the Company completed its acquisition of Pastry Products in Watertown, New York. Pastry Products supplies the Company's JRECK Subs franchises with all of its bakery products. Pastry Products sells approximately 95% of its products to JRECK Subs franchises. The Company does not believe that it would have difficulty in obtaining an alternate supplier to Pastry Products due to the large number of alternate bakeries in New York State.

         In connection with the Company's purchase of Hymie's Bagels, the acquisition included a bakery which provides the bagels for all of the Hymie's Bagel shops. The Company does not believe that it would have difficulty in obtaining an alternate supplier to the Hymie's Bagels chain due to the large number of alternate bakeries in Florida.

         The Company's various franchisees obtain meat, cheese, vegetable and paper products from several suppliers. Other than rolls used at the Company's Little King and Seawest Subs restaurants, only fresh, never frozen, and Grade A products are used.

Recent Acquisitions

         In June 1997, the Company acquired all of the outstanding shares of Leovera, a company which operates the Hymie's Bagel 8 unit chain and a bagel bakery in Tampa, Florida, for $200,000 in cash and the issuance of 367,500 shares of the Company's Common Stock. The Company is adding submarine sandwich counters to each location. In connection with acquisition, the Company entered in a five-year management agreement with a principal of Leovera with an initial management fee of $85,000 for the first year.

         In June 1997, the Company, through its ASWI subsdiary, acquired all of the outstanding shares of Seawest Sub Shops, Inc., headquartered in Bellevue, Washington. Seawest Subs has 53 franchised submarine sandwich shops and one company-owned store. The consideration included $172,000 in cash, the issuance of options to purchase 100,000 shares of the Company's common stock at a price of $.001 per share for 15 years (valued at $350,000) and the assumption of certain liabilities personally guaranteed by the former president of Seawest Sub Shops, Inc. The optionees have the right to require the Company to repurchase these shares at the greater of their "fair market value" (defined to be the average of the high and low sales prices on a public market) or $3.25 per share, but in no event more than 10,000 shares per month. The optionees were also granted piggy back registration rights. The options become exercisable on a cumulative basis at 25% on each of December 19, 1997, May 19, 1998, November 19, 1998 and May 19, 1999. In connection with this acquisition, the Company entered into a noncompete agreement with the former president of Seawest Sub which calls for monthly payments of $8,000 which commenced in June 1997 for a twelve month period.

         In June 1997, ASWI sold the net assets of Seawest Sub to Admiral's Subs Group, Inc. ("ASGI"), a company wholly-owned by a director of the Company. The Company also issued a $350,000 note to ASGI personally guaranteed by this director. In October 1997, ASGI defaulted on the note and the Company accepted the net assets of Seawest Sub for satisfaction of the note and the release of the personal guarantee of this director.

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         In July 1997,  the Company  acquired  all of the  outstanding  stock of
Little King, Inc., a 51-unit submarine shop including the assets of nine corporately-owned restaurants. The consideration consisted of $250,000 cash, 500,000 shares of the Company's common stock immediately issued, 700,000 shares of the Company's common stock to be issued within 12 months plus 50,000 contingent shares based on Little King franchising revenues or total revenues exceeding certain parameters for the year ending December 31, 1998. The acquisition also provided the principal of Little King an option to repurchase Little King from the Company if the stock price of the Company is not at least $1.50 per share on the second anniversary of the closing with the repurchase based on the Company receiving back all of the Company's shares issued, any funds invested by the Company into Little King and a fair market value determination. The term of the acquisition also provided that in the event the Company files bankruptcy within three years of the closing and the bankruptcy is not dismissed within 90 days, the principal of Little King is granted the first option to repurchase the Little King stock from the Company for $25,000. In connection with the acquisition of Little King, the company entered into employment agreements with Sid Wertheim and Robert Wertheim to act as president and vice-president of Little King respectively. Mr. Sid Wertheim's employment agreement is for a seven-year period with an initial salary of $54,000 subject to annual increases up to 20% based on operating performance. Mr. Robert Wertheim's employment agreement is for a ten-year period with an initial salary of $45,000 subject to annual increases up to 20% based on operating performance.

         In August 1997, the Company through its AFI subsidiary acquired all of the outstanding stock of Richey Enterprises, Inc., a Washington corporation, which operates 6 Georgio's Sub shops of which two are corporately-owned. The consideration consisted of 93,794 shares of the Company's common stock and a stock price guarantee if any sale of the Company's stock by the seller within 30 days after the anniversary of the date of the close of escrow is less than 80% of the price of the stock at the close of escrow. In connection with the acquisition of Georgio's Sub, the Company entered into a consulting/noncompete agreement with William and Colleen Richey which calls for a sixty-day agreement with an initial fee of $10,000 and a monthly consulting fee of $3,750. After the initial sixty-days, the agreement is subject to mutual renewal on a month-to-month basis. The noncompete agreement is in effect during the period of the consulting agreement and two years after any termination of the consulting agreement.

         In September 1997 the Company, through its AFI subsidiary acquired all of the outstanding shares of Quality Franchise Systems, Inc., the franchisor of Mountain Mike's Pizza, a 75-unit pizza chain located primarily in northern and central California. The consideration consisted of 899,967 shares of the Company's common stock, 120 shares of the Company's Series C preferred stock and $250,000 cash. In addition, the shareholders of QFS are eligible to receive 150,000 additional shares of the Company's common stock if the stock price does not exceed $3.50 for 21 consecutive days between October 1, 1997 and January 31, 1998, and up to 500,000 additional shares if the Mountain Mike's income from franchising operations, as defined, exceed $500,000 for any consecutive twelve-month period from October 1, 1997 to December 31, 1998.

Acquisition of Sobik's - In December 1997, the Company entered into an agreement to acquire SBK Franchise Systems, Inc., franchiser of 48 Sobik's Sandwich Shops located primarily in central Florida from Interfoods of America, Inc. The purchase price consisted of $100,000 in cash, a $500,000 note and approximately 186,000 shares of the Company's common stock. The acquisition is pending a fairness hearing scheduled in January 1998 by SBK Franchise Systems, Inc. shareholders.

Acquisition of Li'l Dino's - In December 1997, the Company acquired Li'l Dino Corporation, franchiser of 43 Li'l Dino's Bagel Deli Grill located primarily in North Carolina. The purchase price consisted of a $400,000 note and approximately 731,000 shares of the Company's common stock.

         The Company has also entered into co-branding agreements with Manhattan Bagels, and with two convenience store chains in New York State: Expressmart and Pit Stop. The Company's experience with co-branding has been favorable, with the Lox, Stock & Bagels food menu which was incorporated as the breakfast menu for its JRECK Subs locations. Management believes that co-branding will enable it to achieve penetration in additional markets with relatively little capital expenditure.

         Starbucks Coffee is currently test marketing its products in five JRECK Subs franchised locations. If this test marketing is successful, the Company will expand the Starbucks program to additional JRECK Subs franchised locations.

Competition

         The fast food restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of quick-service food and increases in the number of, and particular locations of, competing restaurants. Factors such as inflation, increases in food, labor and energy costs, the availability and cost of suitable sites, fluctuating interest and insurance rates, state and local regulations and licensing requirements and

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the  availability  of an  adequate  number of  hourly  paid  employees  can also adversely affect the fast food restaurant industry. Multi-unit restaurant chains like the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns. Major
chains,  which  have  substantially   greater  financial  resources  and  longer
operating histories than the Company, dominate the fast food restaurant industry. The Company competes primarily on the basis of location, food quality and price. Changes in pricing or other marketing strategies by these competitors can have an adverse impact on the Company's sales, earnings and growth. There can be no assurance that the Company will be able to compete effectively against its competitors. In addition, with respect to the sale of franchises, the Company competes with many franchisors of restaurants and other business concepts for qualified and financially capable franchisees.

Regulation

         The Company is subject to a variety of federal, state, and local laws affecting the conduct of its business. Operating restaurants are subject to various sanitation, health, fire and safety standards and restaurants under, or proposed for construction, are subject to state and local building codes, zoning restrictions and alcoholic beverage regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development or opening of a new restaurant in a particular area. The Company is also subject to the Federal Fair Labor Standards Act, which governs minimum wages, overtime, working conditions and other matters, and the Americans with Disabilities Act, which became effective in January 1992. The Company believes that it is in compliance with such laws, and that its Restaurants have all applicable licenses as required by governmental authorities.

         The Company believes that it is in compliance with the applicable federal and state laws concerning designated non-smoking and smoking areas in its Company operated restaurants.

         The Company is subject to regulations of the Federal Trade Commission (the "FTC") and various states relating to disclosure and other requirements in the sale of franchises and franchise operations. The FTC's regulations require the Company to timely furnish prospective franchisees a franchise offering circular containing prescribed information. Certain state laws also require registration of the franchise offering with state authorities. Other states regulate the franchise relationship, particularly concerning termination and renewal of the franchise agreement. The Company believes that it is in compliance with the applicable franchise disclosure and registration regulations of the FTC and the various states that it operates in.

         While the Company intends to comply with all federal, state and foreign laws and regulations, there can be no assurance that it will continue to meet the requirements of such laws and regulations, which, in turn, could result in a withdrawal of approval to franchise in one or more jurisdictions. Any such loss of approval may have a material adverse effect upon the Company's ability to successfully market its franchises. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, and/or injunctive proceedings. The state laws and regulations concerning termination and non-renewal of franchisees are not expected to have a material impact on the Company's operations. In addition, under court decisions in certain states, absolute vicarious liability may be imposed upon franchisors based upon claims, there can be no assurance that existing or future franchise regulations will not have any adverse effect on the Company's ability to expand its franchise program.

Business Strategy

         The Company's business strategy is to increase its franchise revenue base through continuing franchising of JRECK Subs shops and the affiliated regional companies it has acquired. Each of these companies has a strong track record of regional franchise brand recognition and long-term franchise operating history in their respective markets.

         The Company's core business, JRECK Subs, will continue to expand in New York, Florida and other eastern seaboard areas. The Company seeks to be the dominant sub chain in the New York state region. It believes there is significant opportunity to increase store sales penetration and franchise revenue through its existing franchisees.

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         The typical fast food customer frequents one franchise for the majority of purchases but also relies on one or two additional concepts and a number of specialty restaurants. Increasing sales and franchise revenues through existing franchisees is generally more profitable than through new franchises because they do not require significant additional financing expenses, training calls or other additional administrative expenses.

         The Company intends to continue to supplement internal growth with strategic acquisitions of existing fast food franchisees. The strategic acquisition of complementary brands which are proven revenue generators in their established markets allows the Company to grow more rapidly at less cost than would be possible through internal growth alone. The Company has the facilities and the management to support a larger distribution operation, therefore it believes that it can reduce the operating expenses of the acquired businesses as well as use economies of scale to increase gross sales, franchise revenue, market share, and net profits. The Company is currently seeking attractive fast food franchise businesses to acquire, but there are no assurances that the Company will be able to acquire an ongoing business at a favorable price or that any such acquisition would ultimately be successful.

Employees

         As of September 30, 1997, the Company had approximately 170 employees consisting of 30 administrative employees, 110 employees in the Company's 20 corporate restaurants and 30 employees in bakery operations.

Trademarks

         The Company markets several products under the JRECK Subs, Seawest Sub Shops, Little King and Mountain Mike's Pizza labels in addition to the Georgio's and Hymie's Bagel labels.

         With respect to the "JRECK Subs" label, the Company has registered this Mark on the Principal Register of the United States and Trademark Office ("PTO") on October 14, 1975 (Registration No. 1,022,898) and the Company has filed all required affidavits for, and has renewed, this Mark. On May 9, 1997, the Company filed an application with the PTO for registration of one of its principal trademarks, the "Admiral J" logo (Application 75/289578). As of September 30, 1997, the Company has yet to receive Principal Register federal registration for the "Admiral J" logo.

         The "Seawest Sub Shops" has registered trademarks, names, symbols and designs on the Principal Register of the PTO on the following:  "Original Deli Taste Without The Cost Logo"
 (Registration No. 1,675,510, dated
February 11, 1992), "Full Boat" (Registration No. 1,761,574, dated March 30,
 1993), "Destroyer" (Registration No.
1,761,573, dated March 30, 1993), "Enough for two or just for you" (Registration
 No. 1,764,733, dated April 13,
1993), "Seawest Sub Shops" (Registration No. 1,703,897, dated July 28, 1992), "Substantially More:" (Registration
No. 1,772,028, dated May 18, 1993 and "Sub Shop" (and Design) (Registration No.
 1,862,112, dated November 8,
1994). In addition the trade name "Seawest Sub Shops" is registered as a service mark with the State of Washington, under Registration Number 020443 as of March 29, 1991. The Company has also registered in Canada its
"Submarine Design Logo" (TMA 407,629), dated February 5, 1993.

         The "Little King" service mark and design was registered on the Principal Register of the PTO on April 12, 1977 (Service Mark No. 1,063,555). The service mark "Royal Treat" was registered on the Principal Register of the PTO on October 29, 1991 (Service Mark No. 1,662,623). The service mark "Little King B America's Greatest Hero" was registered in Nebraska on February 2, 1983. The service mark "The Little King - Where a Sandwich is a Complete Meal" and design was registered in Iowa on December 22, 1975 and in California on December 30, 1975.
All required affidavits of use and renewals have been filed.

         The "Mountain Mike's" name, service mark and design was registered on the Principal Register of the PTO on September 15, 1992 (Registration Nos. 1,716,962 and 1,716,963). The Company's new mark and design for "Mountain Mike's Pizza" was registered on the Principal Register of the PTO on October 1, 1996 (Registration No. 2,004,536). The Company filed for registration the slogan "Pizza the way it oughta be" on the PTO in September 1996 (Application No. 75/174377). The Company has been informed by the PTO of a potential conflict between its slogan and the slogan "Pizza, the way Pizza was meant to be" used by Godfather's Pizza. The Company and its

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trademark  counsel are evaluating  options  regarding the  registration  of this slogan. The slogan is still in use in the Mountain Mike's Pizza system.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Jreck Subs Group, Inc.

         The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

         The following discussion and analysis contains forward-looking statements involving risks and uncertainties that may cause the Company's actual results to differ materially. Those risks and uncertainties include, but are not limited to, economic, competitive, industry and market factors affecting the operations, market products and prices of not only the company but also its franchisees.

Results of Operations

         The results of operations for the nine and three months ended September 30, 1997 reflect three months of operations from Hymie's Bagels, and one month each from Little King Subs and Georgio's Subs. The results of operations do not reflect any results from the Company's acquisitions of Mountain Mike's Pizza and Seawest Sub since they were completed near or after September 30, 1997 and are considered immaterial.

         The Company had a net loss of $1,662,887 for the nine months ended September 30, 1997, compared to a net loss of $41,231 for the same period in 1996. The increase in the net loss is primarily the result of costs associated with acquisitions and equity financing during the first nine months of 1997.

         The revenue of the Company increased $202,195 or 51.5% to $594,453 for the nine months ended September 30, 1997, from $392,258 for the same period in 1996. The revenue of the Company increased $256,885 or 182.7% to $397,468 for the three months ended September 30, 1997, from $140,583 for the same period in 1996. The increase is primarily due to the acquisitions of businesses made during the quarter.

         Cost and expenses applicable to revenue increased $107,262 or 700.0% to $122,658 for the nine months ended September 30, 1997 from $15,396 for the same period in 1996. Cost and expenses applicable to revenue increased $106,965 or 1707.1% to $113,231 for the three months ended September 30, 1997 from $6,266 for the same period in 1996. This increase is primarily due to the acquisitions of businesses made during the quarter.

         Selling, general and administrative costs increased $285,001, or 108.3%, to $548,144 for the nine months ended September 30, 1997 from $263,143 for the same period in 1996. Selling, general and administrative costs increased $252,650 or 215.6% to $369,818 for the three months ended September 30, 1997 from $117,168 for the same period in 1996. The increase is primarily due to increased costs associated with the acquisitions of businesses made during the quarter.

         Income from the Company's bakery subsidiary was $22,680 for the nine months ended September 30, 1997 and $0 for the quarter ended September 30, 1997. There was no income from that source during the same periods in 1996.

Liquidity and Capital Resources

         Working capital at September 30, 1997 was a deficit of $616,294 compared with $541,873 at December 31, 1996, an increase of $74,421 or 13.7%. The increase is attributable to increases in accounts payable and accrued expenses of $566,438 and an increase in loans payable of $514,030 resulting from the assumption of certain liabilities in connection with the Company's acquisitions of businesses during the quarter.

         Goodwill and other assets at September 30, 1997 were $6,281,916 compared with $2,812,294 at December 31, 1996, an increase of $3,469,622. The increase is primarily attributable to the Company's acquisition of Hymie's Bagel, Georgio's Subs, Little King and Mountain Mike's Pizza.

         The Company's primarily capital requirements are for repayment of $1,250,042 in loans payable. The Company's capital requirements are anticipated to be funded through debt and/or equity financing. There is no assurance that additional funding will be available, or that, if available, it can be obtained on terms favorable to the Company. Failure to obtain such funding could adversely affect the Company's financial condition.

Little King:

         Operations as the Little King subsidiary of the Company commenced on September 1, 1997. Income for the month of September 1997 amounts to $34,526. There were no costs and expenses applicable to revenue for the period. Selling, general and administrative costs were $45,547. Amortization of goodwill amounted to $16,635.

Georgio's:

         Operations of the Georgio's subsidiary (through the Company's AFI subsidiary) commenced in August 1997. Sales for the period ended September 30, 1997 were $61,551. Costs and expenses applicable to revenue for the period amounted to $25,736. Selling, general and administrative costs were $30,302. Other income totaled $2,954.

Hymie's Bagels:

         In July 1997, the Company acquired the stock of Leovera which owned eight Hymie's Bagels along with a bakery that principally produces bagels. Sales for the period ended September 30, 1997 totaled $174,703. Costs and expenses applicable to revenue for the period amounted to $70,367. Selling, general and administrative costs were $197,591. Amortization of goodwill was $6,310.

Mountain Mike's Pizza:

         In September 1997, the Company, through its AFI subsidiary, acquired Mountain Mike's Pizza. Operations commenced on October 1, 1997 and therefore there was no operations for the period ended September 30, 1997.

Quality Franchise Systems, Inc.
As of September 30, 1997 and
for the Nine Months Ended September 30, 1997 and 1996

The following discussion should be read in conjunction with the Quality Franchise's consolidated financial statements and notes thereto included herein.

BACKGROUND

Quality Franchise Systems, Inc. ("Quality") is the franchisor of Mountain Mike's Pizza Restaurants. Quality franchises casual sit-down family-dining restaurants serving high-quality pizza, sandwiches, salads, soft drinks, and beer and wine. The restaurants also provide delivery and take-out service in all of Quality's operating markets.

At September 30, 1997, Quality had seventy-five (75) restaurants in operation in the states of California, Oregon, Nevada, Arizona, Michigan and Florida.

Quality engages in Area Development as its primary growth strategy. Using this strategy Quality markets and sells the rights to develop a major geographic market to a Development Agent. The Development Agent, with Quality's assistance and approval, is responsible for developing his market through establishing locations, selling franchises and providing franchises with ongoing supervision and operational support. Quality believes that it will franchise and open restaurants more rapidly throughout a broader geographic range because of its strategic alignment with

Development Agents and that by entering Area Development Agreements, it will sell and develop franchises more rapidly at less cost than could be accomplished by directly franchising restaurants on its own. Quality also believes that this will result in providing a greater franchise fee and royalty revenue stream.

Development Agents acquire the rights to a specific geographic market for a fee payable to Quality. The fee is determined based upon the population of the specific market. The Development Agent is responsible for 1.) sourcing franchisee prospects for approval by the Company, 2.) developing and opening the restaurant within the market; and 3.) providing the ongoing operational support. The Development Agent receives 50% of the initial franchise fee for all franchises sold in the market and 40% of the royalty payment (2% of restaurant sales) for the operational support services.

In late September 1997, Quality was merged with Admiral's Fleet, Inc., a Washington corporation, and wholly-owned subsidiary of Jreck Subs Group, Inc. ("JSGI"). JSGI is a franchising company with seven concepts encompassing approximately 300 restaurants.

Results of Operations

Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996.

Revenues of $1,478,038 for the nine months ended September 30, 1997 increased 11.4% compared to revenues of $1,326,726 for the same period in the prior year. The increase was primarily attributable to more franchise royalties and initial franchise and transfer fees from more franchised restaurants in 1997 compared to 1996. Vendor funds from manufacturers increased 126.5% to $229,850 from $101,496 resulting from a one time fee of $85,000 received from Pepsi from the Mountain Mike's Pizza restaurants changing their fountain beverages from Coca Cola products.

With respect to franchise royalties, the increase was attributed to the net increase of four restaurants to 75 restaurants at September 30, 1997 compared to 71 and 65 restaurants at December 31, 1997 and 1996, respectively, and the better performance of the restaurants opened under the Area Development Program.

Operating expenses decreased 29.1% to $1,168,010 for the nine months ended September 30, 1997 from $1,647,158 for the same period in the prior year resulting primarily from the decrease in general and administrative expenses and area development expenses.

General and administrative expenses decreased 21.9% to $496,581 for the nine months ended September 30, 1997 from $636,093 for the same period in the prior year generally as a result of two fewer employees in 1997 and reduced professional expenses. Area development expense decreased to $43,125 from $364,664 as Quality focused its expansion on existing areas as opposed to marketing and developing new areas as was the case in the previous year. Restaurant servicing and area developer share of fees decreased to $581,553 from $600,020 as Quality reduced its operating staff but is sharing more of its franchise royalties with area developers for servicing the expanded locations where Quality has restaurants.

As a result of the increased revenues and the decreased operating expenses, operating income was $310,028 compared to an operating loss of $(320,432) for the nine months ended September 30, 1997 and 1996, respectively.

Other non-operating expenses for the nine months ended September 30, 1997 included $84,010 from the operation and disposition of a corporately-owned restaurant located in Boulder, Colorado which Quality disposed in April 1997 and $98,630 related to costs associated with unsuccessful business combinations prior to the successful merger with JSGI's Admiral's Fleet, Inc. subsidiary. Interest expense decreased to $92,430 from $121,247 as a result of the conversion of $495,000 of 12.75% convertible notes to preferred stock in June 1996.

Preferred dividends increased to $52,992 from $21,957 as the $545,000 in preferred stock which accrues dividends at 13% was outstanding for the entire period of the nine months ended September 30, 1997 compared to only 4 months for the same period in 1996.

Liquidity and Capital Resources

Working capital at September 30, 1997 was a deficit $(469,355) compared to a deficit $(705,008) at December 31, 1996. The decrease in deficit was primarily the result of a compromise of a $185,000 note due to the Chairman of Quality as payment to Quality for shares acquired by the Chairman in 1996 and the negotiation and reduction of approximately $95,000 from amounts Quality owed to two creditors.

Quality's primary capital requirements include debt service on negotiated payables and interest on the Company's convertible notes and working capital. Quality's ability to make scheduled payments of principal, interest or to fund working capital, will depend upon its future performance, which, in turn, is subject to various factors both with and beyond its control. In connection with Quality's acquisition by JSGI, Quality is due $250,000 from JSGI which Quality expects to receive in full by the first quarter of 1998. Based upon current levels of operations and anticipated growth in revenues and cost savings, Quality believes that Quality's cash flow from operations and from the amounts due from JSGI will be adequate to meet its anticipated future requirements for working capital, interest on its convertible notes payable of $530,000 due in April 2000 and scheduled payments on its negotiated indebtedness.

Seawest Sub Shops, Inc.
As of June 30, 1997 and
for the Six Months Ended June 30, 1997 and 1996

The following discussion should be read in conjunction with the Seawest's financial statements and notes thereto included herein.

Background

Seawest Sub Shops, Inc. ("Seawest") is the franchisor of Seawest Sub Shops Restaurants. Seawest sells franchise rights, primarily in and around the Seattle area, and provides guidance and assistance to the franchisees in areas such as the preparation, packaging and sale of products; purchasing equipment; marketing and administrative support and conducting employee training programs.

At June 30, 1997, Seawest had fifty-four (54) restaurants in operation primarily in and around the Seattle area of which one was corporately owned and managed.

In late June 1997, Seawest was acquired by Admiral's Subs of Washington, Inc. ("ASWI"), a Washington corporation, and wholly-owned subsidiary of Jreck Subs Group, Inc. ("JSGI"). JSGI is a franchising company with seven concepts encompassing approximately 300 restaurants.

Results of Operations

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996. Revenues of $339,354 for six nine months ended June 30, 1997 increased 2.6% compared to revenues of $330,704 for the same period in the prior year. The increase was primarily attributable to more franchise royalties from more franchised restaurants in 1997 and the revenues of one corporately owned restaurant of $151,044. The increase in these two items more than offset the decrease in initial franchise fees of $20,500, the decrease in territorial franchising rights of $32,225, and the decrease in marketing fees and marketing rebates totaling $85,142.

The increase in revenues with the decrease in costs and expenses applicable to sales revenue resulted in gross profit increasing 14.1% to $278,937 for the six months ended June 30, 1997 compared to $244,413 for the same period in the prior year.

Selling, general and administrative expenses increased 54.9% to $311,669 for the six months ended June 30, 1997 compared to $201,241 for the same period in the prior year as a result of costs associated with litigation and disputes with franchisees.

Net other expenses decreased to $32,335 from $103,234 for the six months ended June 30, 1997 and 1996, respectively, as a result of a non-recurring expense of $87,811 for costs associated with store repossessions and closures in 1996.

Liquidity and Capital resources

Working capital at June 30, 1997 was a deficit $(266,727) compared to a deficit $(174,322) at December 31, 1996. The increase in deficit was primarily the result of $54,000 borrowed from Seawest's new parent, JSGI.

Seawest's primary capital requirements include debt service on negotiated payables and interest on the Company's long-term debt and working capital. Seawest's ability to make scheduled payments of principal, interest or to fund working capital, will depend upon its future performance, which, in turn, is subject to various factors both with and beyond its control. Based upon current levels of operations and anticipated growth in revenues and cost savings, Seawest believes that the Company's cash flow from operations and from borrowings from JSGI will be adequate to meet its anticipated future requirements for working capital, debt service and scheduled payments on its negotiated indebtedness.

Pastry Products Producers, LLC
As of June 30, 1997 and
for the Six Months Ended June 30, 1997 and 1996

The following discussion should be read in conjunction with Pastry Products' financial statements and notes thereto included herein.

Background

Pastry Products Producers, LLC ("Pastry Products") commenced operations in the second quarter of 1996 and was 50% owned by Jreck Subs Group, Inc. ("JSGI"), a franchising company with seven concepts encompassing approximately 300 restaurants. One of JSGI's concepts is the Jreck Subs Sandwiches. Pastry Products supplies the Jreck Sub franchises with all of its bakery products. Pastry Products sells approximately 95% of its products to Jreck Sub franchisees.

In October 1997, JSGI completed its acquisition of Pastry Products and now owns 100%of Pastry Products.


Results of Operations

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996. Revenues of 454,989 for six nine months ended June 30, 1997 increased 145.2% compared to revenues of $185,595 for the same period in the prior year (Pastry Products commenced operations in the second quarter of 1996). Gross profit was $270,993 and $121,866 for the six months ended June 30, 1997 and 1996, respectively, or 59.6% and 65.7% of revenues, respectively.

Liquidity and Capital Resources

Working capital at June 30, 1997 was a $9,725 compared to $33,947 at December 31, 1996. The decrease in working capital is due to financing on Pastry Products' bakery equipment which matures in 1998.

Pastry Products' primary capital requirements include debt service including principal and interest on the Company's long-term debt and working capital. Pastry Products' ability to make scheduled payments of principal, interest or to fund working capital, will depend upon its future performance, which, in turn, is subject to various factors both with and beyond its control. Based upon current levels of operations and anticipated growth in revenues and cost savings, Pastry Products believes that Pastry Products' cash flow from operations, the expansion of the Jreck Subs franchise concept which should increase the demand for bakery products will be adequate to meet its anticipated future requirements for working capital and debt service.

Item 3.  Description of Property

         The Company's corporate offices and Pastry Products bakery are located in a 15,000 square foot facility in Watertown, New York which the Company completed acquiring in October 1997. Under the terms of the acquisition, the Company assumed an existing note on the facility of $150,222 at 10% payable in 84 equal installments of $2,494 beginning December 1, 1997.

The Company also leases corporate space for the operations of its restaurant concepts through its subsidiaries. These leases generally are less than two year leases, except for one lease in Omaha, Nebraska which expires in 2008 and calls for annual lease payments of $39,000. Total annual lease payments for 1998 for these corporate leases are approximately $80,000.

The Company also leases the space for its 20 corporate restaurants (1 Seawest Sub Shop, 2 Georgio's, 9 Little King Subs and 8 Hymie's Bagels. Minimum lease payments due for the next 5 years are as follows:

                                   1998                   $     429,000
                                   1999                         285,000
                                   2000                         237,000
                                   2001                         181,000
                                   2002                         176,000
                                                              ---------

                                             TOTAL        $   1,308,000

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of November 30, 1997. The address of each person is care of the Company unless noted.

                                                                               Percentage
     Name of                                         Number of               of Outstanding
   Stockholder                                    Shares Owned(1)             Common Stock

Christopher M. Swartz(2)(3)                          4,422,500                     32.1%
Bradley L. Gordon                                      589,160                      4.2%
Eric T. Swartz                                             -0-                        --
Kelly A. Swartz                                            -0-                        --
Jeremiah J. Haley(4)                                   175,000                      1.3%
CEDE and Co.                                         5,354,089                     38.8%


All executive officers and
directors as a group (5 persons)(2)(3)(4)            5,186,660                     37.6%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2) Includes 350,000 shares (100%) of the Class B Preferred Stock which is convertible at the option of the Company into 350,000 shares of Common Stock.

(3) Includes 4,072,500 shares of common stock owned by Tri-Emp Enterprises, Inc. Mr. Christopher M. Swartz is President and the sole shareholder of Tri-Emp Enterprises, Inc and as such is deemed to have beneficial ownership of the shares of the Company's stock owned by Tri-Emp Enterprises, Inc.
(4) Mr. Haley owns 25,000 shares of Common Stock and 150,000 shares (25%) of the Series A Preferred Stock, each of which is convertible at the option of the Company into one share of common stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors, executive officers and key employees of the Company is as follows.

         Name                       Age     Office


         Christopher M. Swartz      26      Chairman, Presidentand Chief
                                             Executive Officer
         Bradley L. Gordon          45      Chief Operating Officer and Director
         Eric T. Swartz             29      Secretary and Director
         Kelly A. Swartz            27      Director
         Jeremiah J. Haley 59       Director
         Gary E. Rowe               44      Controller
         Peter J. Whitmore          36      Franchise Director
         Gary P. Baker              44      Financial Coordinator
         James M. Cook              29      Operations Director

         Christopher M. Swartz has been President, Chief Executive Officer, and Chairman of the Company since
April 1996 and of JRECK Subs, Inc. since September 1995.  From 1992 to September
 1995, he was Director of
Operations of Lox, Stox & Bagels of Liverpool, Inc.  Prior to 1992 Mr. Swartz
 was a student at Syracuse University
where his concentration was in the field of management. Mr. Swartz is a magna cum laude graduate of Syracuse
University who grew up in the subs business.  He has worked in construction, building sub shops and has managed
sub shops.  He is the second generation of his family involved with JRECK.  Mr.
 Swartz is also the President of Tri-
Emp Enterprises, Inc. and the brother of Eric T. Swartz and Kelly A. Swartz.

         Bradley L. Gordon has been Chief Operating Officer and Director of the Company since September 1997. Prior to joining the Company, he was president from September 1993 to September 1997 of Quality Franchise Systems, Inc. ("QFS"), the franchisor of Mountain Mike's Pizza, QFS's chief executive officer since September 1992 and one of its directors since January 1993. Before joining QFS, he held various positions at Pace Membership Warehouse, Inc. in Denver, Colorado beginning in November 1983, including executive vice president - sales, senior vice-president B operations and vice president B human resources.

         Eric T. Swartz has been a Director and Secretary of the Company since April 1996. He was awarded his J.D. degree from Syracuse University College of Law and his Bachelor's Degree from Syracuse University. He has been a partner in the Swartz Law Firm, P.C. from October 1993 to the present.
 From September 1992 to May 1993
he was associated with the law firm of Pease & Willer, which he joined after hi graduation from law school in
1992.  Mr. Swartz is the brother of Christopher M. Swartz and Kelly A. Swartz.

         Kelly A. Swartz has been a Director of the Company since April 1996. She is a graduate of the State University of New York, at Plattsburgh. Ms. Swartz is an elementary school teacher at Apollo Elementary in Titusville, Florida, where she has been employed since September, 1991. From May 1990 to September 1991 she was employed in various capacities with JRECK Subs, Inc., including the management of several sub shops. Ms.
Swartz is the sister of Eric T. Swartz and Christopher M. Swartz.

         Jeremiah J. Haley has been a Director of the Company since April 1996. He was one of the original founders of JRECK Subs, Inc. (the "J" in the name JRECK stands for the first letter of Mr. Haley's first name). Mr.

Haley has a B.S. degree from Mansfield State College in Mansfield, Pennsylvania
 .  He also holds a Master's degree
from the State University of New York at Cortland.  Mr. Haley has been President of Haley Enterprises, Inc., a
JRECK Subs, Inc. franchisee, from 1975 to the present. He had also been a teacher with the Carthage, New York
Central School District from 1965 until he retired in June 1993.

         Gary Rowe has been the Corporate Controller since September 1993. Prior to joining the Company, Mr.
Rowe was the controller of the quasi-independent New York State government agency, the Development Authority
of the North Country.  Mr. Rowe graduated from the State University of New York at Albany in 1974 where he
received a Bachelor of Science Degree in accounting. Mr. Rowe is a Certified Public Accountant.

         Peter J. Whitmore has been the Franchise Director of the JRECK chain since 1982. Mr. Whitmore is also an instructor for the Watertown City School District and the Jefferson Community
 College.  Mr. Whitmore graduated
from the State University of New York at Cortland with a Bachelor or Arts degree in history in 1982.  Mr. Whitmore
is a member of the National Restaurant Association.

         Gary P. Baker has been the Director of Operations of JRECK Subs chain since 1990. Prior to joining the Company, he was the President and Chief Executive Officer of U.S. Linen Systems, Inc., in Watertown, New York, from 1980 to 1990.

         James Cook has been the Director of Operations of the Lox, Stocks & Bagels division of JRECK Subs since November 1992. As such, Mr. Cook is responsible for all aspects of wholesale production and sales. Prior to joining the Company, Mr. Cook was the Operations Manager of a four store retail submarine and roast beef sandwich chain located in Albany, New York from 1989 to November 1992. Mr. Cook received his Bachelor of Science Degree in the field of economics from the State University of New York at Cortland in 1988.

Item 6.  Executive Compensation

         The following table sets forth the cash compensation of the Company's executive officers and directors during each of the last three fiscal years. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.

                                            Summary Compensation Table

                       ANNUAL COMPENSATION                                        LONG TERM COMPENSATION

    Name and                                                   Other Annual        Awards       Payouts        All
    Principal Position      Year     Salary         Bonus      Compensation                                   Other
                                                                              RestrictedOptions/  LTIP
                                                                              Stock ($)SARs(#)   Payouts ($)


 Christopher M. Swartz     1996      26,000          0             0              0        0           0          0

 President and CEO         1995           0          0             0              0                    0          0


                           1994           0          0             0              0                    0          0


 Gary E. Rowe              1996      46,350          0             0              0                    0          0
    Controller

                           1995      39,000          0             0              0                    0          0


                           1994      37,250          0             0              0                    0          0


         The Company carries no officers and directors liability insurance or disability insurance benefits. The Company maintains a $3,000,000 key man life insurance policy on Mr. Christopher Swartz of which the Company is the beneficiary. No executive officer or director is currently covered by an employment agreement except for Bradley L. Gordon. The Company does not maintain any pension plan, profit sharing plan or similar retirement or employee benefit plans.

         Mr. Bradley L. Gordon joined the Company as chief operating officer in September 1997. Under the terms of his three-year employment agreement commencing, Mr. Gordon receives an initial annual compensation of $150,000 subject to annual increases consistent with other executives of the Company. If the employment agreement is terminated by the Company, Mr. Gordon continues to receive his base salary until the earlier of Mr. Gordon finding new employment or twelve months after such termination date. Mr. Gordon was also granted a right to purchase 500,000 shares of the Company's common stock at a price of $3.00 per share which shares were issued in November 1997. The purchase price of $1,500,000 was paid in the form of a promissory note to the Company which calls for 10% with principal and interest due in September 2000. At any time prior to September 2000, Mr. Gordon has the right to require the Company to repurchase the 500,000 shares as consideration for the cancellation of the promissory note.

         Directors currently receive no compensation for their duties as directors. No stock options have been issued to any executive officers or directors.

The Company has a board of director's meeting scheduled for December 29, 1997 at which time the board is expected to approve an option to be granted to its chairman and chief executive officer Christopher Swartz for the purchase of 1,000,000 shares of the Company's common stock at a price to be no less than 110% of the closing price on the date of the grant. The options are to be exercisable immediately and to expire in December 29, 2000.

Item 7.  Certain Relationships and Related Transactions

Conflicts of Interest

         Kalin Enterprises, Inc. ("Kalin") is the franchisee for five JRECK Subs restaurants. Mr. Christopher Swartz is a 25% shareholder and an officer of Kalin.

         Restaurant Management Corporation of New York, Inc. ("RMC") is the franchisee for three JRECK Subs restaurants. RMC is controlled by Mr. Christopher Swartz.

         Mr. Jeremiah Haley, a director, received 175,000 shares of Series A Preferred Stock in exchange for his shares of Jreck Subs, Inc. Series A Preferred Stock on May 6, 1996. Mr. Haley was elected to the Board of Directors pursuant to the right of holders of Series A Preferred Stock to elect one member of the Board of Directors. Pursuant to the dividend rights of holders of Series A Preferred Stock, Mr. Haley received $15,750 in dividends on his shares in fiscal 1996.

         Mr. Christopher Swartz, chairman and the Company's president and chief executive officer, received (through Tri-Emp Enterprises, a company of which he is the sole shareholder) 5,000,000 shares of Company Common Stock and 350,000 shares of Company Series B Preferred Stock in exchange for all of the Common Stock and Series B Preferred Stock of Jreck Subs, Inc. on May 6, 1996. Mr. Swartz was elected to the Board of Directors pursuant to the right of holders of Series B Preferred Stock to elect one member of the Board of Directors.

         Mr. Bradley Gordon, director and the Company's chief operating officer, purchased 500,000 shares of the Company's common stock for $1,500,000. The Company received a promissory note from Mr. Gordon with interest at 10% per annum with principal and interest due in September 2000. At any time prior to September 2000, Mr. Gordon has the right to require the Company to repurchase the 500,000 shares as consideration for the cancellation of the promissory note.

 shares of the Company's common
stock for $900,000. The Company received a promissory note from Mr. Silberman with interest at 10% per annum with principal and interest due in September 2000. At any time prior to Septembe
 2000, Mr. Silberman has the right
to require the Company to repurchase the 300,000 shares as consideration for the cancellation of the promissory note.

         In June 1997, Mr. Eric Swartz, director of the Company and the sole shareholder of Admiral Subs Group,
Inc. ("ASGI") acquired the net assets of Seawest Subs from the Company's wholly-owned subsidiary ASWI. The
Company also issued a $350,000 note to ASGI personally guaranteed by Mr. Eric Swartz. In October 1997, ASGI defaulted on the note and the Company accepted the net assets of Seawest Sub fo satisfaction of the note and the
release of the personal guarantee of Mr. Eric Swartz.

         In connection with the acquisition of Little King, Inc., the Company provided Mr. Sid Wertheim, the principal of Little King an option to repurchase Little King from the Company if the stock price of the Company is not at least $1.50 per share on the second anniversary of the closing with the repurchase based on the Company receiving back all of the Company's shares issued, any funds invested by the Company into Little King and a fair market value determination. The term of the acquisition also provided that in the event the Company files bankruptcy within three years of the closing and the bankruptcy is not dismissed within 90 days, Mr. Wertheim of Little King is granted the first option to repurchase the Little King stock from the Company for $25,000. The agreement also provided the selling shareholders of Little King, Inc. with full piggyback registration rights in the event the Company decides to register any of its stock. The agreement also provides that in the event the Company completes a secondary offering of its common stock on or prior to March 31, 1998, the Company will invest an amount equal to 4% of the proceeds the Company receives for the development of the Little King concept. Mr. Sid Wertheim also has an agreement with Tri-Emp Enterprises, Inc. ("Tri-Emp"). Tri-Emp is controlled by Mr. Christopher Swartz, chairman, president and chief executive officer of the Company. Under this agreement, if Tri-Emp receives an offer to purchase its controlling interest during the first three years after the Company's acquisition of Little King, Inc., Tri-Emp will obtain an acceptable stock sale for Mr. Sid Wertheim. If Mr. Sid Wertheim receives an offer for a substantial of all of his stock position, he shall grant Tri-Emp or its designee a first option to make such purchase. The option shall be on the same terms and conditions as a third party bona fide purchaser.

         In connection with the Company's acquisition of Seawest Sub Shop, Inc., the Company issued options to purchase 100,000 shares of the Company's common stock at a price of $.001 per share for 15 years (valued at $350,000) and the assumption of certain liabilities personally guaranteed by the former president of Seawest Sub. The optionees have the right to require the Company to repurchase these shares at the greater of their "fair market value" (defined to be the average of the high and low sales prices on a public market) or $3.25 per share, but in no event more than 10,000 shares per month. The optionees were also granted piggy back registration rights. The options become exercisable on a cumulative basis at 25% on each of December 19, 1997, May 19, 1998, November 19, 1998 and May 19, 1999.

Item 8.  Description of Securities

Common Stock

         The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value per share, of which 13,437,444 shares were outstanding as of November 21, 1997. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, subject to the right of holders of Series A Preferred Stock and Series B Preferred Stock to each elect one member of the Board of Directors. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor, after dividends are first paid on Series A Preferred Stock and Series C Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable except for 500,000 shares of the Company's common stock issued to Mr. Bradley Gordon and 300,000 shares of the Company's common stock issued to Mr. R.T.
Silberman.

Preferred Stock

         The Company is authorized to issue 5,000,000 shares of preferred stock, no par value per share (the "Preferred Stock"). The Preferred Stock may be issued from time to time in one or more classes or series, each class or series of which shall have the voting rights, designations, preferences and relative rights as fixed by resolution of the Company's Board of Directors, without the consent or approval of the Company's shareholders. The Preferred Stock may rank senior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have extraordinary or limited voting rights. There are currently 700,000 shares of Series A Voting Nonredeemable Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") 350,000 shares of Series B Voting Nonredeemable Convertible Preferred Stock (the "Series B Preferred Stock") and 120 shares of Series C Non-voting Nonredeemable Convertible Preferred Stock (the "Series C Preferred Stock") outstanding.

Series A Preferred Stock

         The Company is authorized to issue 700,000 shares of Series A Preferred Stock, all of which are issued and of which 600,000 shares are outstanding after the conversion of 100,000 shares of the Series A Preferred Stock to Common Stock in July 1997. The relative rights, preferences and limitations of the Series A Preferred Stock are as follows.

         Voting. The holders of Series A Preferred Stock are entitled to one non-cumulative vote per share on all matter on which shareholders may vote at all meetings of shareholders. In addition, such holders as a group are entitled to elect one director to the Company's Board of Directors. Mr.
 Jeremiah Haley is the current director
holding this position.

         Dividends. The holders of the Series A Preferred Stock are entitled to a cumulative annual dividend of $.09 per share payable weekly out of funds legally available therefor, which dividend shall have preference as to all other dividends paid or declared by the Company. Such dividend shall be cumulative and shall be paid in advance of any dividend paid to holders of Common Stock, Series B Preferred Stock or Series C Preferred Stock.

         Liquidation. The Series A Preferred Stock has a liquidation preference over all classes of common stock and the Series B Preferred Stock and the Series C Preferred Stock as to $1,200,000, together with the amount of any unpaid dividends thereon, in the event of any dissolution, liquidation, or winding up of the Company. If, upon any such dissolution, liquidation, or winding up of the Company, the assets of the Company is distributable to the holders of the Series A Preferred Stock shall be insufficient to permit payment in full of the preferential amount aforesaid, then the entire assets of the Company shall be distributed ratably among the holders of the Series A Preferred Stock according to the respective number of shares of Series A Preferred Stock held by them.

         Right to Convert. Each holder of Series A Preferred Stock may, only at the discretion of the Board of Directors of the Company and upon surrender to the Company of the certificate therefor at the principal office of the Company or at such other place as the Company shall designate, convert all of such holder's Series A Preferred Stock at the rate of one share of Series A Preferred Stock for one share of Common Stock (the "Series A Conversion Ratio"). In the event of either an increase or decrease in the number of the shares of the
Company's  Common  Stock  as  a  result  of  a  stock  dividend,   stock  split,
recapitalization, combination, or reclassification, the Series A Conversion Ratio shall be equitably adjusted.

Series B Preferred Stock

         The Company is authorized to issue 350,000 shares of Series B Preferred Stock, all of which are issued and outstanding and are owned by Tri-Emp Enterprises, a corporation controlled by the Company's president and chief executive officer. The relative rights, preferences and limitations of the Series B Preferred Stock are as follows.

         Voting. The holders of Series B Preferred Stock are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of shareholders. In addition, such holders as a group are entitled to elect one director to the Company's Board of Directors. Mr. Swartz is the current designee of the holders of the Series B Preferred Stock.

         Dividends. The holders of the Series B Preferred Stock are entitled to dividends only if and when declared by the Company.

         Liquidation. The Series B Preferred Stock has a liquidation preference over all classes of common stock and the Series C Preferred Stock, but not Series A Preferred Stock, as to $700,000, together with the amount of any unpaid dividends thereon, in the event of any dissolution, liquidation, or winding up of the Company. If, upon any such dissolution, liquidation, or winding up of the Company, the assets of the Company is distributable to the holders of the Series B Preferred Stock shall be insufficient to permit payment in full of the preferential amount aforesaid, then the entire assets of the Company, after payment of the holders of the Series A Preferred Stock, shall be distributed ratably among the holders of the Series B Preferred Stock according to the respective number of shares of Series B Preferred Stock held by them.

         Right to Convert. Each holder of Series B Preferred Stock may, only at the discretion of the Board of Directors of the Company and upon surrender to the Company of the certificate therefor at the principal office of the Company or at such other place as the Company shall designate, convert all of such holder's Series B Preferred Stock into shares of Common Stock at the rate of one share of Series B Preferred Stock for one share of Common Stock (the "Series B Conversion Ratio"). In the event of either an increase or decrease in the number of the shares of the Company's Common Stock as a result of a stock dividend, stock split, recapitalization, combination, or reclassification, the Series B Conversion Ratio shall be equitably adjusted.

Series C Preferred Stock

         The Company is authorized to issue 120 shares of Series C Preferred Stock, all of which were issued in connection with the Company's acquisition of QFS. The relative rights, preferences and limitations of the Series C Preferred Stock are as follows.

         Voting. The holders of Series C Preferred Stock are not entitled to any vote on all matters on which stockholders may vote at all meetings of shareholders.

         Dividends. The holders of the Series C Preferred Stock are entitled to a cumulative annual dividend of $130 per share payable out of funds legally available therefor, which dividend shall be subordinate to all other dividends on the Series A and Series B Preferred Stock.

         Liquidation. The Series C Preferred Stock has a liquidation preference over all classes of common stock, but not to the Series A Preferred Stock and Series B Preferred Stock, as to $120,000, together with the amount of any unpaid dividends thereon, in the event of any dissolution, liquidation, or winding up of the Company. If, upon any such dissolution, liquidation, or winding up of the Company, the assets of the Company is distributable to the holders of the Series C Preferred Stock shall be insufficient to permit payment in full of the preferential amount aforesaid, then the entire assets of the Company, after payment of the holders of the Series A Preferred Stock and Series B Preferred Stock, shall be distributed ratably among the holders of the Series C Preferred Stock according to the respective number of shares of Series C Preferred Stock held by them.

         Right to Convert. Each holder of Series C Preferred Stock may and upon surrender to the Company of the certificate therefor at the principal office of the Company or at such other place as the Company shall designate, convert all of such holder's Series C Preferred Stock into shares of Common Stock at the rate of 133.23 shares of the Company's Common Stock for each share of Series C Preferred Stock (the "Series C Conversion Ratio"). In the event of either an increase or decrease in the number of the shares of the Company's Common Stock as a result of a stock dividend, stock split, recapitalization, combination, or reclassification, the Series C Conversion Ratio shall be equitably adjusted.

Shares Eligible for Future Sale

         Of the outstanding shares of the Company, all but 1,536,000 shares are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act) or exempted under another provision of the Act, will be ineligible for sale in the public market until one year from their issuance, following which sales may be made under Rule 144.

         In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares privately acquired or indirectly from the Company or from an affiliate, for at least two years, or who is an affiliate, is entitled to sell within any three-month period, a number of such shares that do not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 139,000 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

         Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.

                                                      PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         (a)      Market Information

                  The Company's Common Stock has been listed on the Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. since October, 1996. The prices reported reflect inter-dealer prices and are without adjustments for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

                                                     Bid Price
         1997                                       High      Low

         April 1, 1997-
         June 30, 1997                              8  1/4   3 1/4

         July 1, 1997-
         September 30, 1997                         4  1/8   3

         (b)      Holders

                  As of November 21, 1997, there were approximately 1,700 record holders of the Company's common stock.

         (c)      Dividends

                  The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends to holders of common stock holders in the foreseeable future. Holders of Series A Convertible Preferred Stock are entitled to annual cash dividends of $.09 per share. Holder of Series C Convertible Preferred Stock are entitled to annual cash dividends of $130.00 per share. Pursuant to the Company's Articles of Incorporation, holders of Common Stock are not entitled to receive dividends unless dividends have been paid for prior calendar years and paid and set aside for the then current calendar year on the Series A Preferred Stock and Series C Preferred Stock. The Company is under no other contractual restrictions on the payment of dividends.

Item 2.  Legal Proceedings

         Not applicable.

Item 3.  Changes in and Disagreements with Accountants.

         Not applicable.

Item 4.  Recent Sales of Unregistered Securities

         On May 6, 1996, the Company issued the following securities in exchange for all of the capital stock of JRECK Subs, Inc.:

                           Company                       JRECK Subs, Inc.
                           Securities Issued                Securities Exchanged

                          5,000,000                         8,000,000 shares of
                         shares of common stock              common stock

                      700,000 shares of                   700,000 shares of
                      Series A Preferred                  Series A Preferred

                      350,000 shares of                   350,000 shares of
                      Series B Preferred                  Series B Preferred

         The sales were made in compliance with Section 4(2) of the Securities Act of 1933. As a condition to each of the above sales, the purchaser consented to a placement of a restrictive legend on the certificate representing the securities.

         In May 1996 the Company issued 1,100,000 restricted shares for $11,000 cash. No underwriter was involved and the holders agreed that a restrictive legend would be placed upon the certificates representing the Shares. The Company believes that this transaction was exempt under Section 4(2) of the Act as a transaction not involving a public offering.

         From May 1996 to December, 1996 the Company issued 1,536,000 shares of Common Stock in a private offering under Rule 504 of Regulation D to approximately 70 purchasers. Net proceeds of the offering were $648,150. No underwriter was involved.

         In  December   1996,  the  Company  issued  45,000  shares  to  Gerharz
Equipment, Inc. for the cancellation of a debt of approximately $90,533.

         In January 1997, the Company issued 415,095 shares of common stock in a private offering under Rule 504 of Regulation D to 2 purchasers. Net proceeds of the offering were $220,000. No underwriter was involved.

         In February 1997, the Company issued 230,000 shares of common stock to two individuals in connection with the purchase of bakery equipment located in Missouri.

         In April 1997, the Company issued 39,118 shares of common stock to approximately 400 shareholders of Western Fast Food. The Shares were issued without consideration in satisfaction of a moral obligation of the Company and its principals.

         On June 19, 1997 and August 5, 1997 the Company issued, 270,000 and 67,500 shares of the Company's common stock, respectively, to approximately 20 individuals in connection with the acquisition of Hymie's Bagel Chain.

         In July 1997, 4 shareholders of the Company's Series A Preferred Stock converted 100,000 total Series A preferred shares into 100,000 shares of the Company's common stock.

         In July 1997, the Company issued 500,000 shares of its common stock for $495,000.

         In August 1997, the Company acquired all of the outstanding shares of Richey Enterprises, Inc. (Georgio's Subs) for 93,794 shares of its common stock.

         During the nine months ended September 30, 1997, the Company issued 391,478 shares of its common stock as payment for services performed during the year in connection with the Company's merger and acquisition activities and capital raising efforts.

         In September 1997, the Company acquired all of the outstanding shares of Little King, Inc. by the initial issuance of 500,000 shares of its common stock.

         On October 8, 1997 the Company acquired all of the outstanding shares of Quality Franchise Systems, Inc. (Mountain Mike's Pizza) by the issuance of 120 shares of the Company's Series C preferred stock and 899,967 shares of the Company's common stock.

         On October 27, 1997, the Company issued 212,500 shares of its common stock for the completion of the acquisition of Pastry Products.

         In November 1997, the Company issued 60,000 shares of its common stock in consideration with the obtaining a $250,000 loan. In November 1997, the Company issued 12,110 shares of its common stock for net proceeds of $167,500.

         In November 1997, the Company issued 800,000 shares of its common stock to two individuals for total consideration of $2,400,000 paid in the form of promissory notes with interest at 10% with interest and principal due in September 2000. At any time prior to September 2000, these individuals may require the Company to repurchase the 800,000 shares as consideration for the cancellation of the notes.

 In connection with investment advisory
services provided by Corporation Relations Group ("CRG") to the Company, the Company has committed to grant CRG options to purchase up to 300,000 shares of the Company's common stock. Under the term of this option agreement the Company shall grant an option for the purchase of 100,000 shares of the Company's common stock at $2.81, $3.37 and $3.93 per share on each of the three years ending September 15, 1998, 1999 and 2000, respectively

         The above sales were made in compliance with Section 4(2) of the Securities Act of 1933. As a condition to each of the above sales, the purchaser consented to a placement of a restrictive legend on the certificate representing the securities.

Item 5. Indemnification of Directors and Officers

         As permitted under the Colorado General Corporation Law, directors and officers are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Colorado law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision. However, as a practical matter, equitable remedies may not be available in all situations and, there may be instances in which no effective remedy is available or can be timely obtained.

         At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                                     PART F/S

         Financial Statements

         The following financial statements are included herein.


         JRECK Subs Group, Inc.
         Independent Auditors' Report
         Consolidated Balance Sheet at September 30, 1997, December 31, 1996 and
           1995
         Consolidated Statement of Operations for the Nine Months ended September 30, 1997 and 1996 and for the Years Ended December 31, 1996 and 1995

         Consolidated Statement of Cash Flows for the Nine Months ended September 30, 1997 and 1996 and for the Years Ended December 31, 1996 and 1995 Consolidated Statement of Changes in Stockholders' Equity Notes to Consolidated Financial Statements

         Pastry Products Producers, LLC

         Balance Sheet at June 30, 1997 and December 31, 1996
         Statements of Operations and Stockholders' Equity for the Six Months ended June 30, 1997 and 1996 and for the Years Ended December 31, 1996 and 1995 Statement of Cash Flows for the Six Months ended June 30, 1997 and 1996 and for the Years Ended December 31, 1996 and 1995 Notes to Financial Statements

         Seawest Sub Shops, Inc.
         Independent Auditors' Report
         Balance Sheets at June 30, 1997 and December 31, 1996
         Statement of Operations for the Six Months ended June 30, 1997 and 1996 and for the Years Ended December 31, 1996 and 1995 Statement of Cash Flows for the Six Months ended June 30, 1997 and 1996 and for the Years Ended December 31, 1996 and 1995 Statement of Changes in Stockholders' Equity Notes to Financial Statements

         Quality Franchise Systems, Inc. and Subsidiary (unaudited)

         Consolidated Balance Sheets at June 30, 1997 and December 31, 1996 Consolidated Statement of Operations for the Nine and Three Months ended September 30, 1997 and 1996 Consolidatd Statement of Cash Flows for the Nine Months ended September 30, 1997 and 1996 Notes to Consolidated Financial Statements

         Pro Forma Financial Statements

                                                     PART III

                  The following exhibits required by Item 601 of Regulation S-B are filed herewith:


         Exhibit No.       Document Description

         2. Plan of purchase, sale, reorganization, arrangement, liquidation or succession.

                  2.1 Agreement and Plan of Reorganization between JRECK Subs, Inc. and Circa Media, Inc.
                  2.2 Agreement and Plan of Reorganization and Merger amon Jreck Subs Group, Inc.,
                           Admiral's Fleet, Inc. and Quality Franchise Systems,
 Inc. ("Quality Agreement")
                  2.3      Amendment to Quality Agreement
                  2.4 Agreement between the Company and CHAI ENterprises, Inc. ("Hymie's Bagel Chain")
                  2.5    Stock Option Grants to acquire Seawest Sub Shops, Inc.

         3.       Articles of Incorporation and Bylaws

                  3.1.     Articles of Incorporation
                  3.2      Articles of Amendment of Circa Media
               dated May 2, 1996 and filed May 7, 1996
                  3.3      Articles of Amendment of Jreck Subs filed May 7, 1996
                  3.4 Certificate of Correction to Articles of Amendment filed July 24, 1996.
          10. Material Contracts
                    10.1 Form of Jreck Franchise Agreement. To be filed by amendment

         21       Subsidiaries of the Registrant

                                                    SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   December 17, 1997                              JRECK SUBS GROUP, INC.

                                                  By:  /s/ Christopher M. Swartz
                                           President and Chief Executive Officer

Board of Directors
Jreck Subs Group, Inc.
Watertown, New York

I have audited the accompanying consolidated balance sheet of Jreck Subs Group, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of income, cash flows and stockholders' equity for the years then ended. The financial statements are the responsibility of the directors. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jreck Subs Group, Inc. as of December 31, 1996 and 1995 and the results of its operations, its cash flows and changes in stockholders' equity for the years then ended in conformity with generally accepted accounting principles.

January 22, 1997


Cronin & Co.
Certified Public Accountants




                                               Jreck Subs Group, Inc.
                                             Consolidated Balance Sheet

                                                       ASSETS
                                                                        September 30,             December 31,
                                                                            1997                      1996
Current Assets:                                                          (unaudited)
Cash and Cash Equivalents                                            $            226,552     $              47,368
Royalty and Advertising Receivable                                                290,970                   146,685
Stock Subscriptions Receivable                                                     10,000                    10,000
Prepaid Expenses                                                                   20,948                    25,666
Area Development Fees                                                              49,357                         0
Inventory                                                                           4,858                         0
Loans Receivable                                                                  644,660                         0
Other Current Assets                                                                9,022                         0
        Total Current Assets                                                    1,256,367                   229,719

Investment in Unconsolidated Subsidiary
        (Note A and I)                                                            729,679                   729,679
Property & Equipment, Net of Accumulated
        Depreciation (Note A)                                                   1,714,021                    50,188

Goodwill, Net of Accumulated Amortization                                       4,914,477                         0

Other Assets (Note D)                                                           1,367,439                 2,812,294

Total Assets $                                              9,981,983                   $3,821,880

                                         LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts Payable and Accrued Expenses                                             582,018                    15,580
Accrued Dividends                                                                  20,601                         0
Loans Payable (Note B)                                                          1,250,042                   736,012
Current Portion of Long Term Debt (Note C)                                         20,000                    20,000
        Total Current Liabilities                                               1,872,661                   771,592

Long Term Debt (Note C)                                                         2,514,661                    46,456
Deferred Income (Note D)                                                                0                 2,294,041

Stockholders' Equity:
Common Stock 12,248,834 and 8,781,000
  shares outstanding)                                                           3,279,178                   999,664
NonRedeemable Preferred Stock (Note F)                                          2,020,000                 2,100,000
Treasury Stock (8,000,000 shares of Subsidiary)                               (1,600,000)               (1,600,000)
Accumulated Deficit                                                           (2,497,331)                 (789,873)
        Total Stockholder's Equity                                              5,594,661                   709,791

Total Liabilities & Stockholders' Equity                             $          9,981,983     $           3,821,880



                                          See Notes to Financial Statements


                                               Jreck Subs Group, Inc.
                                        Consolidated Statement of Operations


                                                                   Nine Months Ended
                                                                     September 30,                     Fiscal Year Ended

                                                                1997               1996              1996               1995

      Net Sales (Note A)                                    $      594,453    $      392,258    $       557,738    $       435,639
      Costs and Expenses Applicable to
            Sales & Revenue                                        122,658            15,396             23,946             16,548

      Gross Profit                                                 471,795           376,862            533,792            419,091

      Provision for Doubtful Accounts Receivable                         0                 0                  0                137
      Selling, General & Administrative Expenses                   548,144           263,143            392,542            310,315


      Income (Loss) From Operations                               (76,349)           113,719            141,250            108,639

      Parent Share of Income (Loss) of Unconsolidated
            Subsidiary (Note A-4)                                   22,680                 0            (4,819)                  0

      Other Income:
            Gain Recognized on Extinguishment of Debt
              (Note C-2,3)                                               0            57,969            126,001            384,815
            Miscellaneous Income                                     3,531                 0                  0                  0

      Other Expense:
            Interest and Amortization                               79,928            92,925            186,800             85,544
            Loss on Disposal of Fixed Assets                         3,980                 0                  0                  0
            Write off Territorial Rights, Rent Guarantees
            & Other Payments (Note H)                                    0           120,000            126,082            128,978
            Costs Associated with Mergers and Acquisitions1,528,492          0                 0                  0


      Income (Loss) Before Income Taxes                        (1,662,538)          (41,237)           (50,450)            278,932

      Income Tax Expense (Benefit) (Notes E)                           349                 0           (10,973)            121,891


      Net Income (Loss)                                     $  (1,662,887)    $     (41,237)    $      (39,657)    $       157,041


      Loss Per Share                                        $       (0.17)    $       (0.01)    $          0.00    $          0.02





                                          See Notes to Financial Statements



                                               Jreck Subs Group, Inc.
                                        Consolidated Statements of Cash Flows

                                                                   Nine Months Ended
                                                                     September 30,                     Fiscal Year Ended

                                                                1997               1996              1996               1995
      Operating Activities:
    Net Income (Loss)                                       $  (1,662,887)    $     (41,237)    $      (39,657)    $       157,041
    Adjustments to Reconcile Net Income (Loss)
        to Cash Provided (Consumed) by
        Operating Activities:
           Depreciation and Amortization of
              Intangible Assets                                     72,945            89,164             14,518             21,763
           Write off of Intangible Assets                                0                 0                  0            128,978
           Loss on Disposal of Property & Equipment                  3,980                 0                  0                  0
           Interest in Income of Subsidiary                              0                 0              4,819                  0
           Adjustment for Tax Benefit of Net Operating
              Loss Carryover                                             0                 0           (11,135)            121,135
           Forgiveness of Debt                                           0                 0          (126,001)          (384,815)
           Issuance of common stock for services rendered        1,116,898                 0                  0                  0
        Changes in Operating Assets and Liabilities:
           (Increase) Decrease in Current Assets                 (942,997)          (83,195)          (104,576)           (13,300)
           Increase (Decrease) in Accounts Payable &
              Accrued Expenses                                      74,374         (364,443)             13,277           (19,301)


    Net Cash Provided (Consumed) by Operating Activities(1,337,687)       (399,711)         (248,755)          11,501

    Investing Activities:
    Purchase of Property & Equipment                              (18,673)                 0            (5,172)           (40,721)
    Other Investments Made                                               0                 0           (34,498)                  0
    Payment of Promissory Note Offering Costs                            0                 0           (14,786)           (70,710)
    Payment for Acquisitions, net of Cash Acquired               (331,984)                 0                  0                  0

    Net Cash Used in Investing Activities                        (350,657)                 0           (54,456)          (111,431)

    Financing Activities:
    Proceeds of Common Stock Offering net of Costs                 715,000           548,305            681,650                  0
    Increase (Decrease) in Debt                                  1,197,099         (126,130)          (281,914)            105,573
    Dividends Paid on Preferred Shares                            (44,571)          (26,400)           (54,800)                  0

    Net Cash Provided (Used) by Financing Activities             1,867,528           395,775            344,936            105,573

    Net Change in Cash                                             179,184           (3,936)             41,725              5,643
    Cash & Cash Equivalents at the Beginning of Period              47,368             5,643              5,643                  0

    Cash & Cash Equivalents at the End of Period            $      226,552    $        1,707    $        47,368    $         5,643




    Supplemental Disclosure of Cash Flow Information:

        Decrease in Series A Preferred Stock                $    (200,000)

                                                                F-4




        Increase in Common Stock                            $      200,000
        Acquisition of Equipment from the Issuance
           of Common Stock                                  $      500,000

    Schedule of Non-cash Investing and Financing Activity:

        Fair Value of Assets Acquired                       $    6,855,215
        Liabilities Assumed                                    (2,297,801)
        Fair Value of Common Stock Issued                      (4,225,430)


        Cash Paid, net of Cash Acquired                     $      331,984










































                                          See Notes to Financial Statements



                                               Jreck Subs Group, Inc.
                                    Statements of Changes in Stockholders' Equity

                                                                                                          Treasury
                                                                                                          Stock of     Retained
                                                                  Common Stock    Preferred Stock         Jreck Subs   Earnings
                                                       Shares     Amount       Shares         Amount        Inc.       (Deficit)


    Inception July 14, 1995
    Issuance of Shares Aug. 1995 net of Offering
        Costs of $3,700                               1,100,000 $         0                                          $         0
    Net income December 31, 1995


    December 31, 1995                                 1,100,000           0                                                    0

    Issuance of Shares May 1996                       1,100,000      11,000
    Issuance of Shares May 1996 in Exchange for 100%
         of the common stock of Jreck Subs, Inc.      5,000,000     318,014                             $(1,600,000)
    Consolidated Retained Earnings of Subsidiary                                                                       (695,416)

    Issuance of Series A NonRedeemable Convertible
      Preferred Stock May 1996 in exchange for 100%
    of Jreck Subs, Inc. Series A Preferred Stock                                  700,000 $  1,400,000

    Issuance of Series B NonRedeemable Convertible
     Preferred Stock May 1996 in exchange for 100%
      of Jreck Subs, Inc. Series B Preferred Stock                                350,000 $    700,000

    Issuance of Shares pursuant to Section 504 Offering
      under Regulation D, June 1996, net of offering costs     1,536,000   648,150

    Issuance of Shares in Exchange for Cancellation of Debt    45,000      22,500

    Payment of Preferred Dividends                                                                                      (54,800)

    Consolidated net Loss Year Ended December 31, 1996                                                                  (39,657)


    December 31, 1996                                 8,781,000     999,664     1,050,000 $  2,100,000  $(1,600,000) $ (789,873)

    Issuance of Shares for Purchase of Equipment        230,000     535,000

    Conversion of Series A Preferred Stock to Common Stock     100,000     200,000       (100,000)    (200,000)

    Issuance of Shares for Services                     391,478   1,116,898

    Issuance of Shares                                  915,095     715,000

    Issuance of Shares for Acquisitions               1,831,261   4,105,430           120     120,000

    Payment of Preferred Dividends                                                                                      (44,571)

    Net Loss for the Nine Months Ended September 30, 1997                                                            (1,662,887)


    September 30, 1997                               12,248,834 $ 7,671,992       950,120 $  2,020,000  $(1,600,000) $(2,497,331)




                                           See Notes to Financial Statements

                                               JRECK SUBS GROUP, INC.
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  Summary of Significant Accounting Policies:

    1. The Company was organized April 25, 1994. Previous operations focus primarily on servicing 51 submarine sandwich shops (known as Jreck Subs) as the parent franchising organization. During 1997, the Company through a series of acquisitions purchased Hymie's Bagels, Little King Subs, Georgio's Subs and
Mountain Mike's Pizza and as of September 30, 1997 had approximately 250 restaurants of which 230 are franchised locations. The Company sells territorial rights and provides guidance and assistance to the franchisees in areas such as the preparation, packaging and sale of products; purchasing equipment, marketing and administrative support and conducting employee training.

    2. Revenue and Expense Recognition: Royalty revenue is recognized weekly as a percentage of franchise net sales. Expenses are charged to operations as incurred.

    3. Property & Equipment are recorded on the basis of cost. Depreciation is computed using either the straight-line method or double declining balance method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 1996 was $14,518. Expenditures for renewals and betterments are capitalized. Expenditures for repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place. Details of the Property & Equipment are as follows:

                                                                            Sep 30, 1997  Dec. 31, 1996

        Machinery & Equipment                                               $    1,756,875   $       21,703
        Vehicles                                                                    63,175           58,591
                                                                                 1,820,050           80,294
        Less Accumulated Depreciation                                              106,029           30,106

        Net Property & Equipment                                            $    1,714,021   $       50,188

    4. Principles of Consolidation: Investments in affiliates that are 50% or less owned are accounted for by the equity method of accounting. This requires that the Company's share of the affiliate's net income be included in its income statement and that it carry its investment at cost plus its interest in undistributed net earnings.

    5. Goodwill: The Company classifies as goodwill the cost in excess of fair value of assets of the companies acquired in purchase transactions.  Goodwill is amortized over periods ranging from 20 to 40 years.

B.  Notes Payable:

    A summary of the various obligations are as follows:

                                                                              Sep 30, 1997   Dec 31, 1996
        Promissory  Notes                                                   $      618,929   $      399,679
        FDIC                                                                             0          259,334
        Ed Mahar                                                                    57,008           76,999
        Commercial Paper                                                           314,680                0
        Noncompete Agreement                                                        72,000                0
        Other                                                                      187,425                0

          Total $                                                                 1,250,042             $736,012

C.  Long Tern Debt:

        A summary of obligations is as follows:

        Description of Obligation:                                          Sep 30, 1997  Dec 31, 1996
        --------------------------
        Convertible Notes Payable                                           $      530,000                0
        Due to Christopher Swartz (President)                                      549,677                0
        Iseman and Kane                                                            360,000                0
        Deegan Group                                                               180,000                0
        SRW, Inc.                                                                  100,000                0
        Sid Wertheim - Little King, Inc.                                           427,076                0
        First National Bank - Little King, Inc.                                    135,000                0
        Other Little King, Inc. obligations                                         70,603                0
        Georgio's obligations                                                      121,760                0
        Other                                                                       60,545           66,456
                                                                                 2,534,661           66,456
        Less Current Portion                                                        20,000           20,000
        Total Long Term Debt                                                $    2,514,661   $       46,456

The convertible notes payable of $530,000 bears interest at 12.75% payable quarterly and are due in April 2000. The notes are convertible into the Company's common stock at $11.82 per share.

D.  Other Assets:

    Deferred Offering Costs are the capitalized expenses incurred in connection with the Company's efforts to raise financing through the issuance of its 10.5% Promissory Notes. These expenses are amortized over the life of the notes, In 1996 the Company restate its Franchise Agreement to require an annual minimum franchise royalty payment for 10 years for all of its franchisees. The present value of these minimum payments has been imputed at 9% and reflected as Franchise Agreements in Other Assets and, correspondingly, Deferred Income under Other Liabilities. In 1997, the Company decided to not carry the present value of the minimum payments in Other Assets and Deferred Income.

    Description:                                                            Sep 30, 1997  Dec. 31, 1996
    ------------
    Franchise Agreements                                                    $            0        2,294,041
    Deferred Offering Costs                                                              0           14,786
    Advances to Former Officer                                                     257,114          115,641
    Deferred Income Taxes (Note E)                                                 387,846          387,846
    Covenant Note to Compete                                                        96,000                0
    Other Intangibles                                                              586,848                0
    Miscellaneous                                                                   39,631                0
    Total                                                                   $    1,367,439   $    2,812,314

E.  Income Taxes:

    The net non-current deferred tax asset as presented on the accompanying balance sheets consist of the following deferred tax assets

                                                                              Sep 30, 1997   Dec 31, 1996
    Federal and State Deferred Income Taxes                                 $      387,846   $      387,846
    Less Valuation Allowance                                                             0                0
    Total                                                                   $      387,846   $      387,846


    The  corporations  have  net  operating  loss  carryforwards   available  of
$1,224,000 that may be used to offset future taxable income. These carryforwards begin to expire in the fiscal year ending December 31, 2005.

F.  Preferred Stock:

    On November 22, 1995 the Company concluded an exchange offer in which holders of the Notes Payable on the purchase of Treasury Stock would exchange their notes for the Company's Series A nonredeemable Preferred Stock. 700,000 shares were issued and the notes, together with accrued interest of $363,165 were retired. Each shares of the Preferred Stock is convertible, at the discretion of the Board of Directors, into one share of the Company's Common Stock. Dividends on the Series A Preferred Stock accrue and become payable weekly at the annual rate of 9 cents per share. The shares are nonredeemable. The Company also issued its Series B Preferred Stock in exchange for 50% of the voting common stock of its unconsolidated subsidiary (Note J). the rights and preferences of the Series B preferred shares are similar to those of the series
A. In July 1997, 100,000 shares of the Series A Preferred Stock was converted into 100,000 shares of the Company's Common Stock. In connection with the Company's acquisition of Mountain Mike's Pizza, it issued 120 shares of the Company's Series C nonredeemable Preferred Stock with a liquidation value of $120,000. Dividends on the Series C Preferred Stock are $130 per share per annum.

G.  Common Stock Offering:

    At December 31, 1996 the Company was actively engaged in a public offering of its common stock. The offering is exempt from S.E.C. registration under Rule 504 of Regulation D. As of December 31, 1996 the Company had received $768,000 in cash and issued 1,536,000 shares of its common stock. The offering was concluded in February, 1997 after receiving an additional $220,000 in cash.
All costs of the offering have been reflected as a reduction of the total amount received.

H.  Payment of Contingent Liability:

    In February, 1989, Jreck Subs, Inc. entered into an agreement to purchase four stores from HLS Enterprises, Inc. In November, 1989 these stores were subsequently resold to Bundeswehr, Inc. The sales agreement stipulated that all debt owed by Jreck Subs, Inc. to HLS would be assumed and become an obligation of Bundeswehr, Inc. In 1996 the Company paid $120,000 for full and complete satisfaction of this liability. This payment has been charged against revenues in the current period.

I.  Investment in Unconsolidated Subsidiary:

    In November, 1995 the Company acquired 50% of the voting common and 40% of the preferred shares of Pastry Product Producers, LLC. This company currently supplies the Jreck franchise stores with their baked goods and holds a 10 year contract to supply submarine sandwich rolls for Jreck Subs, Inc. The investment has been accounted for by the equity method (Note A). The Company also leases its office space from its subsidiary for $500/month under a 10 year lease agreement.


                                                   Pastry Product Producers, LLC

                                                            Balance Sheet
                                           June 30, 1997 and December 31, 1996 (Unaudited)


                                                               Assets

                                                                       June 30, 1997             Dec. 31, 1996

Current Assets:
      Cash                                                          $              3,264      $             3,326
      Accounts Receivable-Net                                                     81,317                   75,455
      Prepaid Expenses                                                                 0                    5,000

          Total Current Assets                                                    84,581                   83,781

Property and Equipment (Note A):
      Machinery and Equipment                                                    218,250                  218,250
      Delivery Vehicles                                                           13,180                   13,180
      Real Estate & Improvements                                                 184,502                  184,502

          Total Cost of Property and Equipment                                   415,932                  415,932

Less Accumulated Depreciation                                                  (105,113)                (105,113)

      Property and Equipment (Net)                                               310,819                  310,819

Other Assets:
      Organization Costs                                                           8,680                    8,680
      Capitalized Franchise Fees (Note D)                                      1,655,564                1,655,564

          Total Other Assets                                                   1,664,244                1,664,244

      Total Assets                                                  $          2,059,644      $         2,058,844






                                                  See Notes to Financial Statements

                                                                F-11




                                                    Pastry Product Producers, LLC

                                                            Balance Sheet
                                           June 30, 1997 and December 31, 1996 (Unaudited)


                                                Liabilities and Stockholder's Equity


                                                                       June 30, 1997             Dec. 31, 1996

Current Liabilities:
      Accounts Payable                                              $              8,306      $                 0
      Current Portion of Long Term Debt                                           66,550                   49,834

          Total Current Liabilities                                               74,856                   49,834

Deferred Franchise Contract Income (Note D)                                    1,655,564                1,655,564
Long Term Debt (Note C)                                                                0                   26,550

Stockholders' Equity:
      Stockholders' Equity                                                       329,224                  326,896

Total Liabilities and Stockholder's Equity                          $          2,059,644      $         2,058,844


















                                             See Notes to Financial Statements



                                                   Pastry Products Producers, LLC

                                          Statement of Operations and Stockholders' Equity
                                         For the Six Months Ended June 30, 1997 and 1996 and
                                       the Years Ended December 31, 1996 and 1995 (Unaudited)


                                                    June 30, 1997   June 30, 1996   Dec. 31, 1996   Dec. 31, 1995


Sales                                 $     454,989   $     185,595   $    708,296    $      93,784
 Cost of Sales:
   Materials and Supplies                   183,996          64,729        178,795           36,282


Gross Profit                                              270,993         121,866        529,501           57,502

Selling, General and
 Administrative Expenses                                  221,029         130,403        539,438           57,502


Income (Loss) Before Other
 Income and Income Taxes                                   49,964         (8,537)        (9,937)                0
Other Income:
    Gain on Sale of Equipment                                   0               0            300                0

Income (Loss) Before Taxes                                 49,964         (8,537)        (9,637)                0

Income Taxes (Note B)                                           0               0              0                0

Net Income (Loss)                                          49,964         (8,537)        (9,637)                0

Stockholders' Equity -Beginning of Year                   326,896         231,625        231,625                0
Capital Contributions
 net of Repayments                                       (47,636)               0        104,908          231,625


Stockholders' Equity - End of Year                  $     329,224   $     223,088   $    326,896    $     231,625










                                               See Notes to Financial Statements


                                                    Pastry Product Producers, LLC

                                                      Statements of Cash Flows
                                         For the Six Months Ended June 30, 1997 and 1996 and
                                       the Years Ended December 31, 1996 and 1995 (Unaudited)


                                                    June 30, 1997   June 30, 1996   Dec. 31, 1996   Dec. 31, 1995

Operating Activities:
    Net Income (Loss)                               $      49,964   $     (8,537)   $    (9,637)    $           0
    Adjustments to reconcile net
     income to net cash provided
     by operating activities:
        Depreciation and amortization                           0               0         38,294                0
        Changes in operating assets
          and liabilities:
           (Increase) Decrease in
             accounts receivable                          (5,862)         (9,301)       (75,455)         (13,288)
           (Increase) in prepaid expenses                   5,000               0        (5,000)          (4,000)
           Increase in current liabilities                 25,022          19,941              0            7,689

        Total Cash Provided by Operating
          Activities                                       74,124           2,103       (51,798)          (9,599)

Investing Activities:
    Purchase of equipment                                       0               0              0        (361,815)
    Payment of Organization Costs Filing
      Fees on Building                                          0               0       (10,811)                0
    Cash Received on Sale of Equipment                          0               0            157                0

        Total Cash Used in Investing
          Activities                                            0               0       (10,654)        (361,815)

Financing Activities:
    Increase in debt                                            0               0              0          375,176
    Capital Contributions From Stockholders
      (net of repayments)                                (47,636)           6,798        104,908                0
    Principal payments on long term debt                 (26,550)               0       (42,892)                0

        Total Cash Provided (Used) by
          Financing Activities                           (74,186)           6,798         62,016          375,176

Increase (decrease) in cash                                  (62)           8,901          (436)            3,762
Beginning cash                                              3,326               0          3,762                0

Ending Cash                                         $       3,264   $       8,901   $      3,326    $       3,762


Other cash flow information -Interest paid $15,023

                                                  See Notes to Financial Statements


                                                    Pastry Product Producers, LLC

                                      Schedule of Selling, General and Administrative Expenses
                                              Year Ended December 31, 1996 (Unaudited)

                                                                                                    Year Ended
                                                                                                   Dec. 31, 1996

Commissions                                                                                      $         37,547
Delivery                                                                                                   37,008
Depreciation and Amortization                                                                              38,294
Insurance                                                                                                  14,490
Interest                                                                                                   15,023
Legal and Accounting                                                                                        2,176
Office and Miscellaneous                                                                                   17,464
Payroll and Fringe Benefits                                                                               274,739
Real Estate Taxes                                                                                           5,516
Repair and Maintenance (Facilities)                                                                        22,132
Sales Tax Portion of Lease Payments                                                                         4,886
Supplies                                                                                                   39,911
Telephone                                                                                                   4,222
Utilities & Water                                                                                          26,030


    Total Selling, General and Administrative Expenses                                           $        539,438


















                                               See Notes to Financial Statements

                                                  Pastry Product Producers, LLC

                                                   Notes to Financial Statements
                                                    Year Ended December 31, 1996


A.       Summary of Significant Accounting Policies:

         Property and Equipment. All property is stated at original cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related assets as follows:

                  Bakery Equipment                     7 years
                  Building & Improvements             39 years
                  Trucks                               7 years

         Depreciation expense is computed using IRS guidelines for the types of assets owned by the Company. For the year ended December 31, 1996 depreciation expense was $37,674.

B.       Income Taxes:

         In April of 1996 the Company converted its tax form of ownership from a "C" corporation to a Limited Liability Corporation (LLC). New York State as well as the U.S. Government taxes LLC's as partnerships. Partnerships, acting as a flow through entity, normally do not incur any income tax. Therefore no provision for income tax expense has been made.

C.       Long Term Debt:

         Long term debt consists of six separate financing arrangements made for the acquisition of (and secured by) a substantial portion of the Company's bakery equipment. Monthly payments total approximately $5,092. A summary of maturities is as follows:

                  Year Ended                                          Amount

                  December 31, 1997                           $       49,834
                  December 31, 1998                                   26,546
                  December 31, 1999                                        0

                    TOTAL                                     $       76,830

D.       Contract Values/Deferred Income:

         The Company has secured about 50 long term contracts for commitments of a minimum amount of rolls & bagels to be delivered over a 10 year period. The Company has computed the present value of these minimum deliveries over the 10 year period and reflected the corresponding value as an asset and deferred income on the balance sheet.

                                                            Cronin & Co.
                                                    Certified Public Accountants
                                                          12 Blandford Lane
                                                         Fairport, NY  14450



Board of Directors and Shareholders
Seawest Sub Shops, Inc.
Bellevue, WA

I have audited the accompanying balance sheet of Seawest Sub Shops, Inc. as of December 31, 1996 and the related statements of income, cash flows and stockholders' equity for the year then ended. The financial statements are the responsibility of the directors. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seawest Sub shops, Inc. as of December 31, 1996 and the results of its operations, in cash flows and changes in the stockholder's equity for the year then ended in conformity with the generally accepted accounting principles.

The December 31, 1995 financial statements were audited by other auditors, whose report dated March 22, 1996, state that the balance sheet and related statements of operations and cash flows as of and for the years then ended, were presented fairly and in conformity with generally accepted accounting principles applied on a consistent basis.

July 13, 1997


Cronin & Co.

Certified Public Accountants




                                                       SEAWEST SUB SHOPS, INC.
                                                           BALANCE SHEETS

                                                               ASSETS

                                                               June 30                    December 31,
                                                                1997                          1996

Current Assets:
  Cash and Cash Equivalents                                $     24,424                  $     11,421
  Receivables:
         Trade                                                   93,332                        69,290
         Employees                                                    0                             0
         Related Parties                                              0                             0
  Inventories                                                    76,262                         3,561
  Prepaid Expenses                                                5,000                         5,179
  Current Portion of Notes Receivable                             4,397                        59,265
         Total Current Assets                                   203,415                       148,716
Property & Equipment, Net of Accumulated
  Depreciation (Note A)                                          64,241                        64,241
Other Assets (Note B)                                           625,364                       598,059
Total Assets                                               $    893,020                  $    811,016

                                                 LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts Payable   $                               95,365           $           146,118
  Deposits from Franchisees                                      11,750                         6,750
  Accrued Expenses                                  170,327                        31,470
  Jreck Subs                                                     54,000                             0
  Current Portion of Long Term Debt (Note C)                    138,700                       138,700
         Total Current Liabilities                              470,142                       323,038
Long Term Debt (Note C)                                         402,004                       402,004
Deferred Income (Note D)                                        100,000                       100,000
Contingent Liabilities (Note F)
Stockholders' Equity:
  Common Stock (No par value, 5,000,000 shares authorized
         2,271,000 shares outstanding)                          220,497                       220,497
  Retained Earnings (Deficit)                                 (299,623)                     (234,523)
         Total Stockholders' Equity                            (79,126)                      (14,026)
Total Liabilities & Stockholders' Equity                   $    893,020                  $    811,016





                                                       SEAWEST SUB SHOPS, INC.
                                                      STATEMENTS of OPERATIONS

                                                               Six Months Ended            Fiscal Year Ended
                                                                      June 30,                  December 31,
                                                                  1997           1996         1996              1995

Revenue (Note A):
         Initial Franchise Fees                           $           0   $     20,500    $     41,000    $    88,501
         Continuing Franchise Fees                              188,310        164,755         329,510        522,818
         Territorial Franchising Rights                               0         32,225          64,450              0
         Marketing Fees                                               0         47,350          94,700              0
         Marketing Co-op Rebates                                      0         37,792          75,583              0
         Sales Generated by Corporate Operated
           Sub Shops (Note G)                                   151,044         28,082          56,165        138,114
                 Total Revenues                                 339,354        330,704         661,408        749,433
Costs and Expenses Applicable to Sales Revenue:
         Commissions on Sale & Resale of Franchises                   0          6,811          13,622         29,281
         Marketing and Advertising Expenditures                       0         65,069         130,136        142,612
         Food Costs Applicable to Sub Shop
           Operations (Note G)                                   60,417         14,411          28,822         62,271
                 Total Costs & Expenses
                   Applicable to Sales                           60,417         86,291         172,580        234,164
Gross Profit                                                    278,937        244,413         488,828        515,269
Provision for Doubtful Accounts Receivable                           33              0          20,177         64,515
Selling, General & Administrative Expenses                      311,669        201,241         402,483        505,415
Income (Loss) From Operations                                  (32,765)         43,172          66,168       (54,661)
Other Income:
         Interest                                                 3,924         10,668          21,335         35,416
         Miscellaneous                                            1,750         24,027          48,056         36,099
         Gains on Resale of Reacquired Stores                         0              0               0         77,706
Other Expense:
         Interest                                                 5,009         11,281          22,562         50,305
         Amortization of Intangibles                             33,000         38,837          77,674         72,250
         Losses on Store Repossessions and
           Closures (Note G)                                          0         87,811         245,013              0
                 Total Other Income (Expense)                  (32,335)      (103,234)       (275,858)         26,666
Income (Loss) Before Income Taxes                              (65,100)       (60,062)       (209,690)       (27,995)
Income Tax Expense (Benefit) (Notes E)                                0              0               0              0
Net Income (Loss)                                         $    (65,100)   $   (60,062)    $  (209,690)    $  (27,995)

                                                                F-19





                                                       SEAWEST SUB SHOPS, INC.
                                                      STATEMENTS OF CASH FLOWS

                                                                  Six Months Ended            Fiscal Year Ended
                                                                      June 30,                  December 31,

                                                                1997           1996         1996              1995

Operating Activities:
   Net Income (Loss)                                      $    (65,100)   $   (60,062)    $  (209,690)    $  (27,995)
   Adjustments to Reconcile Net Income (Loss) to
   Cash Provided (Consumed) by Operating Activities:
      Depreciation and Amortization of
        Intangible Assets                                        33,000         33,000          82,201         72,250
      Write off Uncollectible Trade Accounts
        Receivable                                                   33              0          20,177              0
      Loss on Sub Shops Sold/Closed                                   0              0         245,013         67,175
      Expenses Recognized Through Issuance of
        Common Stock                                                  0              0               0          7,500
   Changes in Operating Assets and Liabilities:
      (Increase) Decrease in Accounts & Notes
        Receivable                                             (24,042)       (27,366)          62,933         45,619
      (Increase) Decrease in Other
        Current Assets                                         (17,654)         27,877           9,954         12,830
      Increase (Decrease) in Accounts Payable &
        Accrued Expenses                                        147,085       (20,212)          42,909       (37,326)

Net Cash Provided (Consumed)
   by Operating Activities                                       73,322       (46,763)         253,497        140,053

Investing Activities:
   Purchase of Property & Equipment                                   0              0        (28,070)       (30,431)
   Collections on Notes Receivable                                    0         16,806          82,962              0
   Increases on Notes Receivable                               (60,319)              0       (201,500)              0
Net Cash Used in Investing Activities                          (60,319)         16,806       (146,608)       (30,431)

Financing Activities:
   Payments on Long Term Debt                                         0              0       (105,213)      (108,847)
   Financing Proceeds                                                 0              0               0              0
Net Cash Provided (Used) by
   Financing Activities                                               0              0       (105,213)      (108,847)

Net Change in Cash                                               13,003       (29,957)           1,676            775

Cash & Cash Equivalents at the
   Beginning of Period                                           11,421          9,745           9,745          8,970

Cash & Cash Equivalents at the
   End of Period                                          $      24,424   $   (20,212)    $     11,421    $     9,745

                                              See Notes to Financial Statements





                                                       SEAWEST SUB SHOPS, INC.
                                            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                             Common Stock

                                                               Shares                      Amount

                                                                                                  Additional          Retained
                                                                                  Paid-In           Paid-In           Earnings
                                                                                  Capital           Capital           (Deficit)

December 31, 1993                                                2,162,000    $            0    $       157,917    $       223,586

Issuance of Shares in Exchange for Cancellation of Debt             79,000                               45,080
Issuance of Shares in Exchange for Professional Services            15,000                                7,500
Net Loss December 31, 1994                                                                                               (220,424)


December 31, 1994                                                2,256,000                 0            212,997            (3,162)

Issuance of Shares in Exchange for Professional Services            15,000                                7,500
Net Income December 31, 1995                                                                                              (27,995)


December 31, 1995                                                2,271,000                 0            220,497           (24,833)

Net Loss December 31, 1996                                                                                               (209,690)


December 31, 1996                                                2,271,000                 0            220,497          (234,523)

Net Loss for the Six Months Ended June 30, 1997                                                                           (65,100)

June 30, 1997                                                    2,271,000    $            0    $       220,497    $     (299,623)









                                              See Notes to Financial Statements

                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




A.       Summary of Significant Accounting Policies:

1. The Company was organized December 30, 1985. Current operations focus primarily servicing is chain of franchised submarine sandwich shops (known as "Sub Shops") as the parent franchising organization. The Company sells franchise rights, primarily in and around the Seattle area, and provides guidance and assistance to the franchisees in areas such as the preparation, packaging and sale of products; purchasing equipment; marketing and administrative support and conducting employee training programs.

2. Revenue and Expense Recognition: Continuing franchise fee revenue is recognized quarterly, monthly or weekly and is charged to the franchisees at 5% of franchise net sales (a monthly or quarterly flat fee is required in agreements made prior to 1992). Initial Franchise Fee revenue is recognized upon the execution of the Franchise Agreement and is generally nonrefundable. In addition to the continuing franchise fees, franchisees are required to remit 2% of their sales in the form of a pooled marketing contribution. The Company has no "Trust Fund" obligation with respect to these funds and, accordingly, recognizes this form of revenue in the period in which the franchise obligation becomes due and payable. The Company also receives marketing incentives, in the form of rebates, from its major suppliers. Expenses, including advertising/marketing, are charged to operations as incurred.

3. Property & Equipment are recorded on the basis of cost. Depreciation is computed using either the straight-line method or double declining balance method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 1996 was $4,527. Expenditures for renewals and betterments are capitalized. Expenditures for repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

B.       Other Assets:

         Other Assets consist of a 10 year covenant not to compete from former shareholders pursuant to a 1991 stock sale agreement (see note C-1). The covenant is amortized annually at a rate exactly equal to annual principal reductions in the corresponding obligations to the former shareholders as reflected in long-term debt; notes receivable on the sale/resale of its stores and a 5 year non-compete covenant arising from the acquisition of 7 stores in 1993. This covenant is being amortized over the 5 year period.

                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




                                                            June 30, 1997        Dec. 31, 1996
Description of Asset:


Notes Receivable                                          $     373,047          $    342,734
Less Valuation Allowance                                        124,379               124,739

Net Realizable Value of Notes Receivable                        248,668               217,995

Equipment Lease Security Deposits                                 9,981                 9,981

Corporate Covenant Not to Compete                               700,000               700,000
Store Covenants Not to Compete                                   58,369                58,369
Less Accumulated Amortization                                   362,021               329,021

Net Carrying Value of Non-Compete Covenants                     396,348                429,348

         Total Other Assets                                     654,997               657,324

Less Current Portion of Notes Receivable                         29,633                59,265

         Total                                            $     625,364          $    598,059


C.       Long Term Debt:

1. Due to Former Shareholders: On February 25, 1991 a stock purchase and sale agreement was executed between Messrs. Kane & Isemen (the former shareholders and sellers) and Mitchell Day (the current majority shareholder and purchaser). This agreement bound the Company to pay $700,000 over 10 years for a 10 year covenant not to compete from the former shareholders. The Notes are non-interest bearing and are secured by the pledged stock of the purchaser. Minimum payments over the 10 year period of the covenant are as follows:

         PERIOD                                           AMOUNT

         April 1, 1991 - March 31, 1996                   $ 4,000/Month
         April 1, 1996 - March 31, 2001                   $ 6,000/Month
         May 1, 2001                                      $ 100,000

2. Note Payable - Graham & Dunn: On March 26, 1996 the Company converted unpaid legal fees in the amount of $35,524 to an unsecured promissory note in the amount of $20,524. The note bears interest at 12% and is payable over 16 months commencing April 1, 1996.

3. Note Payable - Sternfeld: Arising from the settlement of a lawsuit in 1993, the note is unsecured,

                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




payable in monthly installments of $1,000 and bear interest at 12%.

4. Notes Payable on Store Reacquisitions: The Company engages in the repossession, acquisition, reacquisition and resale of franchised Sub Shops Stores from time to time. As a result of this activity, the Company may be obligated to assume certain debts of the repossessed store or will incur an obligation upon the outright purchase of a Sub Shop Store. These notes are services by the Corporation during its term of ownership and may be secured by certain equipment or be unsecured. The capitalized costs associated with the acquisition of a store are reflected as an asset. Upon the subsequent sale or closure of a store, these costs are treated as a reduction in the total amount realized or as charge against earnings in the period the store is closed.

         A summary of obligations is as follows:

                                                            June 30, 1997         Dec. 31, 1996
Description of Obligation:

Due to Former Shareholders                                $     406,000          $    406,000
Graham & Dunn                                                    11,707                11,707
Sternfeld                                                        24,428                24,428
Payable on Store Reacquisitions                                  98,569                98,569

                                                                540,704               540,704
Less Current Portion                                            138,700               138,700

         Total Long Term Debt                             $     402,004          $    402,004

Five Year Maturities For Fiscal Years Ending December 31 Are As Follows:

         1997                                             $     138,700
         1998                                                    98,088
         1999                                                    78,837
         2000                                                    78,379
         2001                                                    79,056
         2002 and After                             67,644

         Total                                            $     540,704




D.       Deferred Income:

         In 1996 the Company sold territory franchise rights covering Japan. The contract calls for 3 annual installments of $50,000 each payable in November 1996, 1997 and 1998. Seawest has received the 1996

                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




payment and recognized $50,000 as income on the 1996 financial statements. Management has elected to defer recognition of income on the balance until collection can be reasonably assured.

E.       Income Taxes:

         The Corporation has net operating loss carryforwards available of $317,690 that may be used to offset future taxable income. These carryforwards begin to expire in the fiscal year ending December 31, 2011. The deferred tax benefit arising from these loss carryforwards has been fully reserved.

F.       Leases, Commitment and Contingent Liabilities:

         The Company rents its current office space under a month to month agreement. Rent expense for the year ended December 31, 1996 was $17,628. In addition to its corporate offices, the Company pays rent on corporately owned and operated Sub Shops and make payments on store equipment leases while these stores are under corporate management. Store rent and equipment lease expense for 1996 was $33,156. The Company is also contingently liable for equipment & facility leases and rents as part of its franchise agreements.
Contingent future minimum lease payments are as follows:

         1997                                             $     213,376
         1998                                                   120,801
         1999                                                   121,672
         2000                                                   100,609
         2001                                                    50,146

                                                          $     606,604

         The Company is currently a defendant in several lawsuits and has 3 items in arbitration. Approximately 16 stores have asserted claims of franchisee discrimination under the Franchise Investment Protection Act and are seeking a recision of the franchise agreement along with damages in an unspecified sum. Settlement discussions are likely whereby all parties will agree to dismiss their respective claims without cost. Seawest is reviewing a $20,000 offer in settlement of a store lease guarantee claim of $34,222. The Company is also a defendant in several other legal actions regarding store lease breaches and guarantees aggregating in the amount of $364,795. Management is unable to estimate the amount of loss, if any, on these lease guarantees.

                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




G.       Franchises Sold, Purchased or Operated:

         During 1996 the Company wrote off the carrying value of 5 stores previously sold for a total amount of $242,045. These write offs were the result of store closures and the subsequent default on notes receivable. The Company resold 1 store in its inventory for $18,000 realizing a loss of $2,968. Seawest currently operates 1 store due to a foreclosure in July 1996. Summary operating results of franchisor operated stores for 1996 are:

         Sales                                            $      56,165
         Food Costs                                              28,822

         Gross Profit                                            27,343

         Operating Expenses                                      56,014

         Net Loss                                         $    (28,671)

                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




                                           Quality Franchise Systems, Inc. and Subsidiary
                                                     Consolidated Balance Sheet
                                        September 30, 1997 (Unaudited) and December 31, 1996

                                                               ASSETS
                                                                                         1997                1996
                                                                                         ----                ----

Cash                                                                              $   125,233         $   126,089
Royalties receivable, net                                                         114,028             160,792
Current portion of area development fees receivable                               10,795              25,991
Other current assets                                                                     8,040             25,110
                                                                                  ------------        -----------

Total current assets                                                              258,096             337,982

Interest-bearing deposit in bank                                                  0                   750,000
Notes and long-term royalties receivable, net                                     0                   24,481
Area development fees receivable, less current portion                            38,562              348,424
Deferred financing costs, net                                                     38,635              63,805
Franchising rights, contracts and trademarks, net                                 203,278             249,910
Merger costs (Jreck Subs Group, Inc.)                                             64,777              0
Investment in restaurant                                                          0                   45,001
Furniture and equipment, net                                                             9,622             41,840
                                                                                  ------------        -----------

                                                                                  $   612,970         $1,861,443
                                                                                   ==========          =========

                                                LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses                                             $   527,934         $   633,595
Current portion of notes payable                                                  6,667               26,545
Notes payable to shareholders                                                     172,850             312,850
Deferred franchise fees                                                               20,000              70,000
                                                                                  ----------          ----------

         Total current liabilities                                                727,451             1,042,990

Deferred area development fees                                                    74,500              424,500
Convertible notes payable                                                            530,000             530,000
                                                                                  ----------

         Total liabilities                                                        1,331,951           1,997,490
                                                                                  ---------           ---------

Shareholders' Equity (Deficit):
    Preferred stock ($.001 par value, 2,000,000 shares
        authorized, 545 shares issued and outstanding)                            1                   1
    Common stock ($.001 par value, 10,000,000 shares
        authorized, 353,650 shares issued and outstanding)                        354                 354
    Class B common stock ($.001 par value, 10,000,000 shares
        authorized, 2,229,496 and 2,464,100 shares issued and
        outstanding)                                                              2,229               2,464
    Additional paid-in capital                                                    1,859,472           2,588,845
    Accumulated deficit                                                           (2,581,037)         (2,563,003)
    Treasury stock, at cost, 73,204 shares                                                    0         (164,708)
                                                                                  -------------       ----------

         Total shareholders' equity (deficit)                                       (718,981)           (136,047)
                                                                                  ----------          ----------

                                                                                  $   612,970         $1,861,443
                                                                                   ==========          =========

                                          See  notes to  consolidated  financial
statements.




                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




                                 Quality Franchise Systems, Inc. and Subsidiary
                                           Consolidated Statement of Operations

                                   For the Nine and Three Months Ended September 30, 1997 and 1996 (Unaudited)
                                                            Nine Month Ended                       Three Months Ended
                                                             September 30,                            September 30,


                                                          1997               1996                    1997               1996
                                                          ----               ----                    ----               ----

Revenue:
    Franchise royalties                             $   905,337        $   848,897             $   315,787        $   311,776
    Initial franchise and transfer fees             160,260            111,000                 80,260             10,000
    Area development fees                           45,000             171,987                 (15,000)           (70,153)
    Vendor funds                                    229,850            101,496                 138,005            44,311
    Other                                               137,591             93,346               57,491                32,335
                                                    -----------        -----------             --------           -----------

                                                    1,478,038          1,326,726               576,543            327,909

Expenses:
    General and administrative                      496,581            636,093                 157,846            233,430
    Restaurant servicing and area developer
        share of fees                               581,553            600,020                 208,269            246,042
    Area development expense                        43,125             364,664                 (23,079)           126,294
    Other                                               46,751             46,381                26,828               14,498
                                                    ----------         ----------              --------           ----------

                                                    1,168,010          1,647,158               369,864            620,264
                                                    ---------

Operating income (loss)                             310,028            (320,432)               206,679            (292,355)

Other income (expense):
    Loss from operation and                         (84,010)           (23,807)                (8,361)            (23,807)
        disposition of restaurant
    Business expansion expense                      (98,630)           -                       (98,630)           -
    Interest expense                                 (92,430)           (121,247)               (32,642)           (33,332)
                                                    --------           ---------               --------           --------

Net income (loss)                                   $   34,958         $ (465,486)             $   67,046         $ (349,494)

Preferred stock dividends                            (52,992)            (21,957)               (17,858)            (17,550)
                                                    --------           ----------              --------           ----------

Net income (loss) to common shareholders            $  (18,034)        $ (487,443)             $   49,188         $ (367,044)
                                                      ========          =========                 =======          =========







                                          See  notes to  consolidated  financial
statements.

                                                      SEAWEST SUB SHOPS, INC.
                                                   NOTES TO FINANCIAL STATEMENTS




                                      Quality Franchise Systems, Inc. and Subsidiary
                                                  Statement of Cash Flows
                             For the Nine Months Ended September 30, 1997 and 1996 (Unaudited)



                                                                                   1997                 1996
                                                                                   ----                 ----
Cash Flows from Operating Activities:
    Net loss                                                                 $  (18,034)         $(487,443)
    Adjustments to Reconcile Net Loss to Net
      Cash Provided by Operating Activities:
        Provision for uncollectible amounts and write-offs                   84,481              50,000
        Amortization of discount on non-interest bearing notes               27,514              31,823
        Amortization and depreciation expense                                61,176              49,198
        Increase in current and long-term royalties receivable               (13,236)            (80,076)
        (Increase) decrease in area development fees receivable              (24,942)            28,159
        (Increase) decrease in other current assets                          17,070              (26,999)
        Increase (decrease) in accounts payable and accrued                  (105,661)           11,970
expenses
        Increase (decrease) in deferred area development fees                -                   304,500
        Increase (decrease) in deferred franchise fees                         (50,000)            (25,000)
                                                                             ---------           ----------

        Net Cash Used in Operating Activities                                (21,632)            (143,868)

Cash Flows from Investing Activities:
    Net increase (decrease) in interest-bearing deposit                      750,000             (800,000)
    Merger costs                                                             (64,777)
    Investment in restaurant                                                 45,001              (45,508)
    Sale (purchase) of equipment                                                17,674            (20,021)
                                                                             ---------           --------

        Net Cash Provided (Used) in Investing Activities                      747,898             (865,529)

Cash Flows from Financing Activities:
    Issuance (repurchase) of common stock                                    564,900             805,000
    Issuance of preferred stock for cash and conversion of
        notes payable, net of costs                                          -                   8,716
    Payments on notes payable                                                (22,222)            (22,222)
    Borrowings (repayment) of notes payable to shareholders                  (140,000)             90,000
                                                                             ---------           --------

        Net Cash Provided by (Used in) Financing Activities                  (727,122)           881,494
                                                                             ---------           -------

Net Increase (Decrease) in Cash                                              (856)               (127,903)

Cash at Beginning of Period                                                  126,089             193,848
                                                                             -------             -------

Cash at End of Period                                                        $125,233            $  65,945
                                                                              =======             ========



                             The  accompanying  notes  are an  integral  part of
these statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

     Quality Franchise Systems, Inc. (the "Company"), a Delaware corporation was formed on February 10, 1995. On February 15, 1995, the Company was merged with Q & S Management with the Company being the surviving entity. Shareholders of Q & S Management are now the shareholders of the Company. Quality Marketing Systems, Inc., a Delaware corporation, is a wholly-owned subsidiary of the Company. It commenced operations on June 5, 1996 and was formed to operate the Mountain Mike's Pizza restaurant in Boulder, Colorado which was subsequently sold in April 1997.

     On April 1, 1996, the Company filed a Restated Certificate of Incorporation which increased its authorized shares of capital stock from 10,000,000 shares to 22,000,000 shares consisting of 2,000,000 shares of Preferred Stock, 10,000,000 shares of Common Stock and 10,000,000 shares of Class B Common Stock. All existing shareholders of the Company's capital stock at April 1, 1996 became shareholders of the Company's Class B Common Stock. In addition, at any time prior to July 2, 1996, each Class B Common Stock shareholder could convert each share of Class B Common Stock into 1.1 shares of Common Stock. The shareholders of Class B Common Stock are entitled to one vote per share and the shareholders of Common Stock are entitled to one-tenth of one vote per share. Shareholders for 321,500 shares of Class B Common Stock converted to 353,650 shares of Common Stock.

     The Company is a franchisor which enters into franchise agreements with various franchisees to own and operate pizza restaurants, within defined territories, under the name of Mountain Mike's Pizza. There are 75 and 71 franchised restaurants at September 30, 1997 and December 31, 1996, respectively. The Company also enters into agreements with area developers whereby the developer performs substantially all of the Company's obligations under the franchise agreement in exchange for a portion of the initial franchise fee and ongoing franchise royalties. These agreements generally provide for the area developer to open a specified number of franchises in each 12 month period in order for the agreement to remain in force.

     The Company is expanding into other national regions; however, the Company currently derives substantially all of its revenues from restaurants operating in the state of California.

                                  Quality Franchise Systems, Inc. and Subsidiary

                                    Notes to Consolidated Financial Statements

                           September 30, 1997 (Unaudited) and December 31, 1996





NOTE B - SUMMARY OF ACCOUNTING POLICIES

     1.  Principles of consolidation

     The consolidated financial statements include the accounts of Quality Franchise Systems, Inc. and its wholly-owned subsidiary Quality Marketing Systems, Inc. All material intercompany accounts and transactions have been eliminated.

     2.  Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     3.  Revenue recognition

     Franchise  royalties  are  generally  between  4% and 5% of the  individual
     franchisee's   monthly  gross  sales  (i.e.,   sales  less  promotions  and
     discounts) and are recognized as income when earned.

     Initial franchise fees are recognized as income when the Company has completed substantially all of its obligations in opening the restaurant. Initial franchise fees are $20,000 to first time franchisees and $10,000 to existing franchisees opening another restaurant. Deferred franchise fees at September 30, 1997 and December 31, 1996 are $20,000 and $70,000,
     respectively, for unopened restaurants.

     Fees received in exchange for area development agreements are recognized as income when the Company has performed substantially all of the initial services required under the area development agreement and has no further obligations to perform services or refund any fees received from the developer. Fees for area development agreements which are dependent on the establishment of future franchises or for which collectibility is not reasonably estimable are deferred and recognized as income when received.

                                  Quality Franchise Systems, Inc. and Subsidiary

                                    Notes to Consolidated Financial Statements

                           September 30, 1997 (Unaudited) and December 31, 1996




     4.  Amortization

     Amortization of franchising rights, contracts and trademarks (original amount of $559,824) is provided on a straight-line basis over ten years. Accumulated amortization at September 30, 1997 and December 31, 1996 is $356,546 and $309,914, respectively.

     5.  Income Taxes

     On June 5, 1996, the Company became a C corporation for purposes of computing corporate Federal and state taxes. Prior to June 5, 1996, the shareholders have elected to have the Company taxed pursuant to subchapter S of the Internal Revenue Code which provides that, in lieu of Federal corporate income taxes, the shareholders recognize their proportionate share of the Company's taxable revenue and deductible expenses on their individual tax returns. For California state purposes a corporate tax is imposed on S corporations at the rate of 1.5% of taxable income.

     The Company utilizes an asset and liability approach in accounting for income taxes. This approach requires the recognition of the deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statements carrying amounts and tax basis of assets and liabilities. Deferred tax assets and liabilities are reflected as currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     6.  Reclassifications

     Certain amounts in the prior year's financial statements have been reclassified to conform to the presentation used in the current year.


NOTE C - CASH/INTEREST BEARING DEPOSIT IN BANK

     In connection with the issuance of the convertible notes payable in 1995, there were provisions which designated certain uses of the proceeds. One provision was to set aside one quarter's interest payment on the convertible notes payable (see note E). Another provision was to reserve funds sufficient for the amortizing payments on the Second Priority Note (see note D). Restricted cash at September 30, 1997 for the interest reserve and for the retirement of the Second Priority Note was $17,291 and $6,667, respectively. The savings account of $750,000 at December 31, 1996 was pledged as collateral for a personal loan of the Company's chairman (see note H).

                                  Quality Franchise Systems, Inc. and Subsidiary

                                    Notes to Consolidated Financial Statements

                          September 30, 1997 (Unaudited) and December 31, 1996

  September 30, 1997 (Unaudited) and December 31, 1996




NOTE D - NOTES PAYABLE

     Notes payable consist of a Second Priority Note in the original amount of $80,000. The Second Priority Note does not bear interest and is secured by the assets of the Company. The Second Priority Note is payable in 36 equal monthly installments with the last installment due in January 1998. The unpaid balance on the second priority note is $6,667 and $28,889 at September 30, 1997 and December 31, 1996, respectively. Unamortized discount at September 30, 1997 and December 31, 1996 is $0 and $2,344, respectively.


NOTE E - CONVERTIBLE NOTES PAYABLE/CONVERTIBLE PREFERRED STOCK

     In 1995, the Company issued $1,025,000 of promissory notes in conjunction with the Company's private placement including the conversion of a $100,000 note payable to a shareholder (see note H). The promissory notes are due on March 24, 2000 and are secured by 22 specific franchise agreements of the Company. The promissory notes call for interest at 12.75% payable quarterly and are convertible into Class B Common Stock of the Company at $5.48 per share.

     The proceeds from the promissory notes less offering commissions and expenses were used to retire indebtedness associated with the Company's 1991 acquisition of the "Mountain Mike's Pizza" restaurant chain and for working capital purposes.

     In connection with the issuance of the convertible promissory notes, the Company granted the placement manager the right to purchase 18,704 shares of the Company's Class B Common Stock at a price equal to $5.48 per share at any time prior to December 5, 1997.

     In 1996, the Company offered its convertible note holders to exchange their notes for convertible preferred stock. The Company offered one share of its Series A preferred stock for each $1,000 principal of notes. The Series A preferred stock has a cumulative dividend rate of 13% and each $1,000 principal is convertible into 287.36 shares of the Company's Class B Common Stock or 316.09 shares of Common Stock. On June 5, 1996, 495 shares of the Company's Series A preferred stock were issued in exchange for $495,000 of promissory notes. In July 1996, the Company issued 50 shares of its Series A preferred stock for $50,000.

                                  Quality Franchise Systems, Inc. and Subsidiary

                                    Notes to Consolidated Financial Statements

                           September 30, 1997 (Unaudited) and December 31, 1996




NOTE F - INCOME TAXES

     At December 31, 1996, the Company has accumulated net operating losses of approximately $370,000. These losses can be carried forward and applied against future income of the Company for federal and state income tax purposes. The net operating losses will begin to expire in 2011. Management has provided a valuation allowance for the net deferred tax asset due to their assessment that this asset will "more likely than not" not be realized.

               Deferred taxes at December 31, 1996 are as follows:

                   Deferred tax assets:
                       Net operating loss carryforwards                               $   148,800
                       Accounts payable and accrued liabilities                       253,400
                       Franchise fees collected                                           28,000
                                                                                      ----------

                                                                                      430,200

                   Deferred tax liabilities:
                       Royalties receivable and other                                 (84,200)
                       Depreciation                                                       (3,000)

                                                                                        (87,200)

               Net deferred tax asset                                                 343,000
               Valuation allowance                                                    (343,000)

                                                                                      $            -
                                                                                       =============



NOTE G - EMPLOYEE SAVINGS PLAN

     The Company has an employee savings plan in which any eligible employee may participate. The plan is a defined contribution plan 401(k) qualified under the Internal Revenue Code. The Company made no discretionary contributions to the plan in 1997, 1996 and 1995.


NOTE H - RELATED PARTY TRANSACTIONS

     In May 1995, the Company amended its personal services contract with a shareholder and the former president which contract was originally entered in September 1993. Under the terms

                                  Quality Franchise Systems, Inc. and Subsidiary

                                    Notes to Consolidated Financial Statements

                            September 30, 1997 (Unaudited) and December 31, 1996




     of the amended  contract,  the  Company  engages  the former  president  to
     provide  consulting   services  to  develop  the  "Mountain  Mike's"  Pizza
     restaurant chain and compensates the former president through a base monthly fee and a portion of certain other fees collected by the Company. For the years ended December 31, 1996 and 1995, the Company paid $84,000 and $109,733, respectively, to the former president under the personal services contract. In 1997, the Company and the former president mutually agreed to cancel the personal services contract.

     The Company had expended amounts and provided services to the former president and companies controlled by the former president. In April 1995, the Company and the former president agreed that the total amounts due to the Company including those due from companies controlled by the former president was $164,708. In April 1995, the Company acquired 73,204 shares of Class B Common Stock owned by the former president at $2.25 per share for satisfaction of the amounts due to the Company by the former president.

     The Company has a month-to-month agreement with a shareholder to provide general consulting services to the Company. The Company paid the shareholder $84,000 in each of the two years ended December 31, 1996 for consulting services.

     Notes payable to shareholder of $172,850 at September 30, 1997 are payable to the president of the Company and bears interest at 10%. In connection with the merger of the Company with and into Admiral's Fleet, Inc., a Washington corporation (and wholly-owned subsidiary of Jreck Subs Group, Inc. ("JSGI"), the president accepted JSGI stock for satisfaction of this note.

     The Chairman of the Company personally obtained an $800,000 loan from a bank with which he acquired 230,000 shares of the Company's Class B Common Stock at $3.50 per share on June 4, 1996. The Company had pledged as collateral a $750,000 savings account for the Chairman's loan. In September 1997, the Chairman returned 161,400 shares of the Company's Class B Common Stock.





NOTE I - COMPANY-OPERATED RESTAURANT

     In June 1996, the Company's wholly-owned subsidiary, Quality Marketing Systems, Inc.
     began operating a restaurant in Boulder, Colorado which was sold in April 1997.

                                  Quality Franchise Systems, Inc. and Subsidiary

                                    Notes to Consolidated Financial Statements
                           September 30, 1997 (Unaudited) and December 31, 1996

  September 30, 1997 (Unaudited) and December 31, 1996



     From June 5, 1996 through December 31, 1996, the restaurant had a net loss of approximately $70,100. For the period January 1, 1997 until the restaurant was sold in April 1997, the restaurant had a net loss of approximately $77,400 which included the loss on disposition.

                                              Jreck Subs Group, Inc.

                  Notes to the Unaudited Proforma Combined Financial Statements


The unaudited proforma combined financial statements have been prepared using the following assumptions:

1. Jreck Subs Group, Inc. ("JSGI") acquires Seawest Subs Shops, Inc., Little King, Inc., Quality
     Franchise Systems, Inc. (dba Mountain Mike's Pizza) and the remaining 50% of the Pastry
     Products Producers bakery effective January 1, 1996 with an estimated aggregate consideration value of approximately $4,800,000.

2. The aggregate consideration value has been preliminarily allocated to the net assets (tangible and intangible) based on the estimated fair values at the date of acquisition with the excess of cost over fair value of the identifiable tangible and intangible assets to goodwill. Goodwill is amortized over 20 to 40 years.

3. The proforma assumes that there are some general, selling and administrative cost savings from the consolidation of similar functions and that costs associated with mergers and acquisitions are nonrecurring and eliminated for the proforma.



a. Certain of the subsidiaries record the present value of the minimum royalty payments due from the franchise agreements as an assets with a corresponding deferred income liability. To be consistent, the Company's policy is to not record this asset and liability. The total adjustment to both assets and liabilities is $3,949,605.

b. To record the acquisition of subsidiaries including recognizing goodwill for the aggregate purchase price exceeding the fair value of assets acquired. The initial goodwill is approximately $5,100,000 before amortization.

c. The Company estimates that there is approximately $500,000 in annual cost reductions from consolidating similar administrative functions.

d. Annual amortization of goodwill is estimated at $255,000 based on a conservative twenty year amortization period.